Exhibit 99.3

International Lease Finance Corporation and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of International Lease Finance Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of International Lease Finance Corporation, a wholly-owned indirect subsidiary of American International Group, Inc. (“AIG”), and its subsidiaries (the “Company”) at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California

March 4, 2014

International Lease Finance Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share amounts)

	December 31,
	2013	2012
ASSETS
Cash and cash equivalents, including interest bearing accounts of $1,265,074 (2013) and $2,964,136 (2012)	$1,351,405	$3,027,587
Restricted cash, including interest bearing accounts of $451,179 (2013) and $406,788 (2012)	464,824	695,388
Net investment in finance and sales-type leases	211,116	93,936
Flight equipment	46,574,559	48,419,478
Less accumulated depreciation	14,121,522	13,951,169
	32,453,037	34,468,309
Deposits on flight equipment purchases	636,483	470,200
Lease receivables and other assets	934,063	785,602
Deferred debt issue costs, less accumulated amortization of $309,499 (2013) and $310,371 (2012)	258,189	269,335
	$36,309,117	$39,810,357
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued interest and other payables	$639,082	$566,219
Current income taxes and other tax liabilities	285,499	269,846
Secured debt financing, net of deferred debt discount of $5,058 (2013) $15,125 (2012)	8,202,791	9,489,247
Unsecured debt financing, net of deferred debt discount of $31,456 (2013) $37,207 (2012)	12,238,066	13,853,540
Subordinated debt	1,000,000	1,000,000
Derivative liabilities	8,348	20,933
Security deposits, deferred overhaul rental and other customer deposits	2,637,994	2,524,981
Deferred income taxes	3,854,452	4,142,723
Commitments and Contingencies—Note R
SHAREHOLDERS’ EQUITY
Market Auction Preferred Stock, $100,000 per share liquidation value; Series A and B, each series having 500 shares issued and outstanding	100,000	100,000
Common stock—no par value; 100,000,000 authorized shares, 45,267,723 shares issued and outstanding	1,053,582	1,053,582
Paid-in capital	1,272,604	1,262,551
Accumulated other comprehensive (loss) income	(4,184)	(12,491)
Retained earnings	5,020,883	5,539,226
Total shareholders’ equity	7,442,885	7,942,868
	$36,309,117	$39,810,357

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands)

	Years ended December 31,
	2013	2012	2011
REVENUES AND OTHER INCOME:
Rental of flight equipment	$4,166,033	$4,345,602	$4,454,405
Flight equipment marketing and gain on aircraft sales	128,120	35,388	14,348
Other income	123,232	123,250	57,910
	4,417,385	4,504,240	4,526,663
EXPENSES:
Interest	1,426,900	1,555,567	1,569,468
Depreciation of flight equipment	1,850,303	1,918,728	1,864,735
Aircraft impairment charges on flight equipment held for use	1,162,843	102,662	1,567,180
Aircraft impairment charges and fair value adjustments on flight equipment sold or to be disposed	238,557	89,700	170,328
Loss on early extinguishment of debt	17,695	22,934	61,093
Aircraft costs	71,594	134,825	49,673
Selling, general and administrative	338,739	259,415	189,977
Other expenses	107,238	49,318	88,188
	5,213,869	4,133,149	5,560,642
(LOSS) INCOME BEFORE INCOME TAXES	(796,484)	371,091	(1,033,979)
(Benefit) provision for income taxes	(279,401)	(39,231)	(310,078)
NET (LOSS) INCOME	$(517,083)	$410,322	$(723,901)

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Dollars in thousands)

	Years ended December 31,
	2013	2012	2011
NET (LOSS) INCOME	$(517,083)	$410,322	$(723,901)
OTHER COMPREHENSIVE INCOME:
Net changes in fair value of cash flow hedges, net of taxes of $(4,394) (2013), $(3,588) (2012), and $(21,384) (2011) and net of reclassification adjustments	8,054	6,832	39,713
Change in unrealized fair value adjustments of available-for-sale securities, net of taxes of $(138) (2013), $(172) (2012), and $219 (2011) and net of reclassification adjustments	253	314	(406)
	8,307	7,146	39,307
COMPREHENSIVE (LOSS) INCOME	$(508,776)	$417,468	$(684,594)

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Dollars in thousands)

	Market auction preferred stock		Common stock
	Number of shares	Amount	Number of shares	Amount	Paid-in capital	Accumulated other comprehensive (loss) income	Retained earnings	Total
Balance at December 31, 2010	1,000	$100,000	45,267,723	$1,053,582	$1,251,225	$(58,944)	$5,879,144	$8,225,007
Preferred stock dividends							(544)	(544)
Comprehensive (loss) income:
Net loss							(723,901)	(723,901)
Other comprehensive (loss) income:
Cash flow derivative transactions, net of tax of $(21,384)						39,713		39,713
Change in unrealized fair value adjustment of available-for-sale securities, net of tax of $219						(406)		(406)
Comprehensive (loss) income								(684,594)
Other(a)					(8,000)			(8,000)
Balance at December 31, 2011	1,000	100,000	45,267,723	1,053,582	1,243,225	(19,637)	5,154,699	7,531,869
Preferred stock dividends							(420)	(420)
Comprehensive (loss) income:
Net income							410,322	410,322
Other comprehensive income (loss):
Cash flow derivative transactions, net of tax of $(3,588)						6,832		6,832
Change in unrealized fair value adjustment of available-for-sale securities, net of tax of $(172)						314		314
Comprehensive income (loss)								417,468
Other(a)					19,326		(25,375)	(6,049)
Balance at December 31, 2012	1,000	100,000	45,267,723	1,053,582	1,262,551	(12,491)	5,539,226	7,942,868
Preferred stock dividends							(336)	(336)
Comprehensive (loss) income:
Net loss							(517,083)	(517,083)
Other comprehensive (loss) income:
Cash flow derivative transactions, net of tax of $(4,394)						8,054		8,054
Change in unrealized fair value adjustment of available-for-sale securities, net of tax of $(138)						253		253
Comprehensive (loss) income								(508,776)
Other(a)					10,053		(924)	9,129
Balance at December 31, 2013	1,000	$100,000	45,267,723	$1,053,582	$1,272,604	$(4,184)	$5,020,883	$7,442,885

(a)
We recorded $10,053 during 2013, $2,636 during 2012, and $(8,000) during 2011 in Paid-in capital for compensation expenses, legal expenses and other expenses paid by AIG on our behalf for which we were not required to reimburse. Additionally, we recorded $16,690, net of tax of $9,211, in Paid-in capital during 2012 when AIG contributed a corporate aircraft to us. The $(8,000) recorded during 2011 reflects pension benefits previously recorded as Paid-in capital and forfeited by certain employees during 2011. In 2013, we transferred shares of AIG stock with a carrying value, net of taxes, of $0.9 million to AIG and recorded the transaction in Retained earnings, We recorded a $25,379 decrease, net of tax of $11,866, and other miscellaneous adjustments of $(4) in Retained earnings during 2012 when we transferred two corporate aircraft to AIG.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years ended December 31,
	2013	2012	2011
OPERATING ACTIVITIES:
Net (loss) income	$(517,083)	$410,322	$(723,901)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of flight equipment	1,850,303	1,918,728	1,864,735
Deferred income taxes	(293,665)	(62,971)	(468,329)
Derivative instruments	(198)	(403)	(117,396)
Foreign currency adjustment of non-US$ denominated debt	—	—	104,800
Amortization of deferred debt issue costs	60,148	73,935	64,174
Amortization of debt discount	8,031	14,191	13,706
Amortization of prepaid lease costs	78,082	61,518	63,369
Aircraft impairment charges and fair value adjustments	1,401,400	192,362	1,737,508
Forfeitures of customer deposits	(32,719)	(42,607)	(14,178)
(Recoveries of) Provision for credit losses on notes receivable and net investment in finance and sales-type leases	—	(9,728)	44,986
Loss on extinguishment of debt	17,695	22,934	—
Other(a)	(102,982)	(15,641)	(53,945)
Changes in operating assets and liabilities:
Lease receivables and other assets	(141,074)	142,552	(7,986)
Accrued interest and other payables	92,575	100,343	(33,373)
Current income taxes and other tax liabilities	15,653	17,791	93,989
Net cash provided by operating activities	2,436,166	2,823,326	2,568,159
INVESTING ACTIVITIES:
Acquisition of flight equipment	(1,962,572)	(1,772,817)	(377,037)
Payments for deposits and progress payments	(306,998)	(233,677)	(158,932)
Proceeds from disposal of flight equipment	744,372	521,231	296,384
Acquisition of AeroTurbine, net of cash acquired	—	—	(138,225)
Restricted cash	230,564	(280,581)	42,336
Collections of notes receivable	6,830	11,066	45,543
Collections of finance and sales-type leases	59,303	41,879	14,958
Other	(569)	(230)	(6,225)
Net cash used in investing activities	(1,229,070)	(1,713,129)	(281,198)
FINANCING ACTIVITIES:
Proceeds from debt financing	1,952,244	3,759,188	4,571,526
Payments in reduction of debt financing, net of foreign currency swap settlements	(4,870,051)	(3,824,636)	(8,054,223)
Debt issue costs	(58,851)	(73,120)	(121,777)
Security and rental deposits received	108,622	130,109	104,895
Security and rental deposits returned	(95,867)	(108,191)	(99,421)
Transfers of security and rental deposits on sales of aircraft	(67,968)	(4,428)	(38,015)
Overhaul rentals collected	595,489	574,979	547,514
Overhaul rentals reimbursed	(448,340)	(494,779)	(350,744)
Net change in other deposits	—	(16,121)	60,576
Payment of preferred dividends	(336)	(420)	(544)
Net cash used in financing activities	(2,885,058)	(57,419)	(3,380,213)
Net (decrease) increase in cash and cash equivalents	(1,677,962)	1,052,778	(1,093,252)
Effect of exchange rate changes on cash	1,780	(200)	564
Cash and cash equivalents at beginning of year	3,027,587	1,975,009	3,067,697
Cash and cash equivalents at end of year	$1,351,405	$3,027,587	$1,975,009

(a)
Includes foreign exchange adjustments on foreign currency denominated cash, gain on aircraft sales, provision for losses on aircraft asset value guarantees, amortization of fees received on asset value guarantees, out of period adjustments relating to pension expenses (See Note A—Basis of Preparation), and other non-cash items.

See accompanying notes.

	Years ended December 31,
	2013	2012	2011
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest, excluding interest capitalized of $24,052 (2013), $16,146 (2012) and $8,113 (2011)	$1,395,526	$1,437,366	$1,625,905
Income taxes, net	2,832(a)	5,563(a)	64,261(a)

(a)	Includes approximately $0.4 million, $1.7 million and $58.5 million paid to AIG for ILFC tax liability for the years ended December 31, 2013, 2012 and 2011, respectively.

Non-Cash Investing and Financing Activities

2013:

Flight equipment in the amount of $350,291 was reclassified to Flight equipment held for sale, subsequently all of which were sold.

Deposits on flight equipment purchases of $176,084 were applied to Acquisition of flight equipment.

Flight equipment in the amount of $149,935 was reclassified to Net investment in finance and sales-type leases of $157,888, with $7,953 charged to expense.

Flight equipment in the amount of $66,449 was reclassified to Lease receivables and other assets of $53,511, with $12,938 charged to expense.

Accrued interest and other payables of $12,971 were applied to Acquisition of flight equipment to reflect the fair value of aircraft purchased under asset value guarantees.

2012:

Rentals received in advance of $278,076 were reclassified from Security deposits, overhaul rental and other customer deposits to Accrued interest and other payables.

Straight-line lease adjustments of $175,761 were reclassified from Security deposits, overhaul rental and other customer deposits to Lease receivable and other assets.

Flight equipment in the amount of $177,230 was reclassified to Lease receivables and other assets in the amount of $176,719, with $511 charged to expense, upon the part-out of aircraft and engines.

Flight equipment in the amount of $68,636, deposits on flight equipment purchases of $4,792 and Lease receivables and other assets of $(4,733) were reclassified to Net investment in finance and sales-type leases of $69,266 with $571 recorded in income.

Deposits on flight equipment purchases of $71,229 were applied to Acquisition of flight equipment.

Flight equipment in the amount of $50,848 was reclassified to Flight equipment held for sale.

Flight equipment of $37,245 was reclassified to Retained earnings to record a dividend of aircraft to AIG.

Security deposits of $20,060, deferred overhaul revenue of $5,915, other customer deposits of $34,076 and lease receivables of $11,529, with $48,522 recorded in income when aircraft returned early from lessees.

Paid-in capital of $25,901 was reclassified to Lease receivable and other assets to reflect a contribution of a corporate aircraft from AIG.

Flight equipment classified as Net investment in finance and sales-type leases in the amount of $20,819 was reclassified to Flight equipment.

Notes receivable of $15,117 were received as partial payment for flight equipment sold with a net book value of $166,736.

2011:

Flight equipment held for sale in the amount of $76,438 was reclassified to Flight equipment in the amount of $78,673, with $2,235 realized in income when the aircraft no longer met the criteria for being classified as held for sale.

Deposits on flight equipment purchases of $63,502 were applied to Acquisition of flight equipment.

Flight equipment in the amount of $43,766 was reclassified to Net investment in finance and sale-type leases in the amount of $24,258, with $19,508 recognized in income.

Flight equipment was received from a customer in the amount of $5,500 in lieu of rent payments.

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Organization:  ILFC’s primary business operation is to acquire new commercial aircraft from aircraft manufacturers and other parties and lease those aircraft to airlines throughout the world. In addition, we provide fleet management services to investors or owners of aircraft portfolios for a management fee. At times, we sell aircraft or engines from our leased aircraft fleet to other leasing companies, financial services companies, and airlines. Through our wholly-owned subsidiary, AeroTurbine, we provide engine leasing, certified aircraft engines, airframes, engine parts and supply chain solutions, and possess the capabilities to disassemble aircraft and engines into parts. In limited cases, we have previously contracted to provide asset value guarantees to financial institutions and other third parties for a fee, some of which are still outstanding. We execute our leasing, financing, and parts and supply chain solutions operations through a variety of subsidiaries and VIEs that are consolidated in our financial statements. In terms of the number and value of transactions concluded, we are a major owner-lessor of commercial aircraft.

Parent Company:  We are an indirect wholly-owned subsidiary of AIG. AIG is a leading global insurance company that provides a wide range of property casualty insurance, life insurance, retirement products, mortgage insurance and other financial services to customers in more than 130 countries and jurisdictions.

Note A—Basis of preparation

The accompanying consolidated financial statements include our accounts and accounts of all other entities in which we have a controlling financial interest. See Note S—Variable Interest Entities for discussions of VIEs. All material intercompany accounts have been eliminated in consolidation.

Results for the year ended December 31, 2013 include out of period adjustments related to prior years, which decreased pre-tax loss by approximately $10.7 million and decreased after-tax loss by approximately $13.4 million. The pre-tax out of period adjustments for the year ended December 31, 2013, primarily relate to (i) a $19.5 million decrease to pre-tax loss due to favorable adjustments to interest expense to correct and fully align amortization of deferred debt issue costs and debt discounts in prior periods with the effective interest method; (ii) a $3.7 million increase to pre-tax loss to correctly reflect legal expenses previously paid by AIG on our behalf; and (iii) a $5.5 million increase to pre-tax loss to correct lease revenue to fully align amortization of prepaid lease costs on certain leases with early termination options. After-tax results for the year ended December 31, 2013, were also favorably impacted by $8.3 million for the reversal of IRS audit interest expense amounts in the first quarter of 2013 that were incorrectly recognized in the fourth quarter 2011 tax provision.

Results for the year ended December 31, 2011 include out of period adjustments related to prior years, which increased pre-tax income by $13.7 million, net. The out of period adjustments relate primarily to (i) forfeiture of share based deferred compensation awards for certain employees who terminated their employment with us in 2010 and (ii) the extension of deferred debt issue costs and debt discount amortization related to our subordinated debt from the scheduled call dates until the contractual maturity date of December 21, 2065. The tax provision for the year ended December 31, 2011, includes a $6.9 million cumulative out of period adjustment relating to state deferred income taxes for Florida and Alabama that previously were not properly accrued for.

Management has determined, after evaluating the quantitative and qualitative aspects of these out of period adjustments, both individually and in the aggregate, that our current and prior period financial statements are not materially misstated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts have been reclassified in the 2012 and 2011 Consolidated Statements of Operations and the Consolidated Statements of Cash Flows to conform to our 2013 presentation. These reclassifications are not material to our financial statements.

As of December 15, 2013, the closing of our previously announced sale to Jumbo Acquisition Limited had not occurred and on December 16, 2013, AIG and AIG Capital Corporation terminated the share purchase agreement with Jumbo Acquisition Limited.

On December 16, 2013, AIG entered into an agreement with AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, for the sale of 100 percent of our common stock for consideration consisting of $3.0 billion in cash, a portion of which will be funded by a special distribution of $600.0 million to be paid by us to AIG upon consummation of the transaction, and approximately 97.6 million newly-issued AerCap common shares. The consideration has a value of approximately $5.4 billion based on AerCap’s pre-announcement closing price per share of $24.93 on December 13, 2013. The transaction is subject to required regulatory approvals, including all applicable U.S. and foreign regulatory reviews and approvals, as well as other customary closing conditions. The transaction was approved by AerCap shareholders on February 13, 2014 and is expected to close in 2014. In connection with the financing of the transaction, AerCap has entered into a $2.75 billion bridge credit agreement. At the closing of the transaction, we and certain of our subsidiaries will become guarantors of the facility. Additionally, AIG has entered into a credit agreement for a senior unsecured revolving credit facility between AerCap Ireland as borrower and AIG as lender. The revolving credit facility provides for an aggregate commitment of $1 billion and permits loans for general corporate purposes after the closing of the transaction. We will become a guarantor of the facility after the closing of the transaction. At the completion of the transaction, we expect to apply purchase accounting to our consolidated financial statements which will adjust the carrying values of our assets and liabilities to their then-current fair values. Following the closing of the transaction, we will adopt AerCap’s accounting policies, which will impact the timing and amount of future revenues and expenses that we would recognize in our results of operations and may impact the classification of amounts recorded in our financial statements in subsequent periods.

Note B—Summary of significant accounting policies

Principles of Consolidation:  The accompanying consolidated financial statements include the results of all entities in which we have a controlling financial interest, including VIEs for which we are the PB. The PB is the entity that has both (i) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. See Note S—Variable Interest Entities.

Variable Interest Entities:  We consolidate VIEs in which we have determined that we are the PB. We use judgment when determining (i) whether an entity is a VIE; (ii) who are the variable interest holders; (iii) the elements and degree of control that each variable interest holder has; and (iv) ultimately which party is the PB. When determining which party is the PB, we perform an analysis which considers (i) the design of the VIE; (ii) the capital structure of the VIE; (iii) the contractual relationships between the variable interest holders; (iv) the nature of the entities’ operations; and (v) the purposes and interests of all parties involved, including related parties. While we consider these factors, our conclusion about whether to consolidate ultimately depends on the breadth of our decision-making ability and our ability to influence activities that significantly affect the economic performance of the VIE. We continually re-evaluate whether we are the PB for VIEs in which we hold a variable interest.

Lease Revenue:  We lease flight equipment principally under operating leases and recognize rental revenue on a straight line basis over the life of the lease. The difference between the rental revenue recognized and the cash received under the provisions of our leases is included in Lease receivables and other assets and, in the event it is a liability, in Security deposits, deferred overhaul rental and other customer deposits on our Consolidated Balance Sheets. Past-due rental revenue is recognized on the basis of management’s assessment of collectability. Management monitors all lessees that are behind in lease payments and evaluates lessee operational and financial issues to determine the amount of rental revenue to recognize for past due amounts. Our customers are required to make lease payments in advance and we generally recognize rental revenue only to the extent we have received payments or hold security deposits. In certain cases, leases provide for additional flight hour revenue based on usage. The usage may be calculated based on hourly usage or on the number of cycles operated, depending on the lease contract. A cycle is defined as one take-off and landing. The usage is typically reported monthly by the lessee. Rental revenue received under the lease agreements, but unearned, is included in Security deposits, deferred overhaul rental and other customer deposits on our Consolidated Balance Sheets.

Lease revenues from the rental of flight equipment are reduced by the amortization of lease incentives, which primarily consist of our maintenance contributions to lessees in connection with the lease of used aircraft.

Under the provisions of our leases, lessees are generally responsible for maintenance and repairs, including major maintenance (overhauls) over the term of the lease. Under the provisions of many of our leases, we receive overhaul rentals based on the usage of the aircraft, calculated based on number of hours or cycles operated. The usage is typically reported monthly by the lessee. For certain airframe and engine overhauls incurred by our lessees, we reimburse the lessee for costs up to, but not exceeding, related overhaul rentals that the lessee has paid to us.

We recognize overhaul rentals received, net of estimated overhaul reimbursements, as revenue. We estimate expected overhaul reimbursements during the life of the lease, which requires significant judgment. Management determines the reasonableness of the estimated future overhaul reimbursement rate considering quantitative and qualitative information including (i) changes in historical pay-out rates from period to period; (ii) trends in reimbursements made; (iii) trends in historical pay-out rates for expired leases; (iv) future estimates of pay-out rates on leases scheduled to expire in the near term; (v) changes in our business model and portfolio strategies and (vi) other factors affecting the future pay-out rates that may occur from time to time. Changes in the expected overhaul reimbursement estimate result in an adjustment to the cumulative deferred overhaul rental balance sheet amount, which is recognized in current period results. If overhaul reimbursements are different than our estimates, or if estimates of future reimbursements change, there could be a material impact on our results of operations in a given period.

Additionally, in connection with a lease of a used aircraft, we generally agree to contribute to certain maintenance events the lessee incurs during the lease. At the time we pay the agreed upon maintenance reimbursement, we record the reimbursement against deferred overhaul rentals, to the extent we have received overhaul rentals from the lessee, and against return condition deficiency deposits, to the extent received from the prior lessee. We capitalize as lease incentives any amount of the actual maintenance reimbursement we pay in excess of overhaul rentals paid to us by the lessee and payments received from prior lessees for deficiencies in return conditions and amortize the lease incentives as a reduction of revenues from Rental of flight equipment over the remaining life of the lease.

Capitalized Major Maintenance Costs:  When an aircraft is repossessed or when a lessee defaults on its lease obligations, we may be required to perform major maintenance on the aircraft. In these instances, if we have not received sufficient overhaul rentals under the lease, we capitalize the costs of the overhaul, to the extent that those costs meet the recognition criteria of an asset, and amortize those costs over the period until the next estimated overhaul event.

Return Condition Payments:  We may receive payments from our lessees at the conclusion of a lease, rather than requiring them to make the required repairs to meet return conditions. These return condition payments are generally negotiated to facilitate an efficient return of the aircraft, which generally results in the aircraft being delivered to the next lessee in a condition less than anticipated during the lease negotiations. The return condition payments are initially recognized as a liability in Security deposits, deferred overhaul rental and other customer deposits on our Consolidated Balance Sheets.

Lease Incentive Costs:  We capitalize as lease incentives any amounts paid by us to lessees or other parties in connection with the lease transactions. These amounts include the actual maintenance reimbursement we pay in excess of overhaul rentals and payments received from prior lessees for deficiencies in return conditions and lessee-specific aircraft cabin modifications. We amortize the lease incentives as a reduction of revenues from Rental of flight equipment over the remaining life of the lease.

Flight Equipment Marketing and Gain on Aircraft Sales:  Flight equipment marketing and gain on aircraft sales consists of commissions generated from the leasing and sales of managed aircraft and gains generated from the sale of flight equipment. Flight equipment sales are recognized when substantially all of the risks and rewards of ownership have passed to the new owner. Retained lessee obligations, if any, are recognized as reductions to Flight equipment marketing and gain on aircraft sales at the time of the sale.

Cash and Cash Equivalents:  We consider cash and cash equivalents with original maturity dates of 90 days or less to be cash on hand and highly liquid investments. At December 31, 2013 and 2012, respectively, cash and cash equivalents consisted of cash on hand and time deposits.

Restricted Cash:  All cash unavailable for use in our operations is considered restricted cash. Such amounts are typically restricted under secured debt agreements and can be used only to service the aircraft securing the debt and to make principal and interest payments on the debt. See Note K—Debt Financing.

Foreign Currency:  Assets and liabilities denominated in foreign currencies are translated into US dollars using the exchange rates at the balance sheet date. Foreign currency transaction gains or losses are translated into US dollars using the average exchange rate during the period.

Flight Equipment:  Flight equipment is stated at cost. Purchases, major additions and modifications and interest on deposits during the construction phase are capitalized. We generally depreciate aircraft using the straight-line method over a 25-year life from the date of manufacture to an estimated residual value. At times, management may change useful lives or residual values of certain aircraft, as appropriate. Any such changes are accounted for on a prospective basis. As of December 31, 2013, 104 of our aircraft, with a net book value of $1.1 billion, are being depreciated over useful lives of less than 25-years from the date of manufacture. The weighted average useful life of these aircraft, weighted by the net book value of such aircraft, is 16.9 years.

Vendor Payments:  As part of the purchase of new aircraft, aircraft engines and related equipment, we will often obtain payments from our vendors in the form of cash and other consideration (“vendor payments”). Generally, vendor payments are recognized as a reduction in the purchase price of aircraft, unless facts and circumstances indicate that the vendor payment was provided as compensation for a service provided by us or as a reimbursement of costs incurred by us to sell the vendor’s products.

Impairments on Flight Equipment Held for Use:  Management evaluates quarterly the need to perform a recoverability assessment of held for use aircraft considering the requirements under GAAP and performs this assessment at least annually for all aircraft in our fleet. Recoverability assessments are performed whenever events or changes in circumstances indicate that the carrying amount of our aircraft may not be recoverable. Some of these events or changes in circumstances may include potential disposals of aircraft (sales or part-outs), changes in contracted lease terms, changes in the lease status of an aircraft (leased, re-leased, or not subject to lease), repossessions of aircraft, changes in portfolio strategies, changes in demand for a particular aircraft type and changes in economic and market circumstances. Economic and market circumstances include the risk factors affecting the airline industry. Any of these events would be considered when it occurs before the financial statements are issued, including lessee bankruptcies occurring subsequent to the balance sheet date.

Recoverability of an aircraft’s carrying amount is measured by comparing the carrying amount of the aircraft to the estimated future undiscounted cash flows expected to be generated by the aircraft. The undiscounted cash flows used in the recoverability assessment include the current contractual lease cash flows and projected future non-contractual lease cash flows, both of which include estimates of net overhaul rental collections, where appropriate, extended to the end of our estimated holding period, and an estimated disposition value for each aircraft. If the future undiscounted cash flows are less than the aircraft carrying amount, the aircraft is impaired and is re-measured to fair value in accordance with our Fair Value Policy. Our Fair Value Policy is described in Note T of Notes to Consolidated Financial Statements. The difference between the fair value and the carrying amount of the aircraft is recognized as an impairment loss separately in our Consolidated Statements of Operations. Management is active in the aircraft leasing industry and develops the assumptions used in the recoverability assessment.

As part of our recurring recoverability assessment process, we update the critical and significant assumptions used in the recoverability assessment, including projected lease rates and terms, estimated net overhaul rental collections, residual values, and estimated aircraft holding periods. In updating these critical and significant assumptions, we consider (i) current and future expectations of the global demand for a particular aircraft type; (ii) the impact of fuel price volatility and higher average fuel prices; (iii) the growing impact of new technology aircraft; (iv) the higher production rates sustained by manufacturers of more fuel-efficient newer generation aircraft during the recent economic downturn; (v) the unfavorable impact of low rates of inflation on aircraft values; (vi) current market conditions and industry outlook for future marketing of older mid-generation aircraft and aircraft that are out of production; (vii) decreasing number of lessees for older aircraft; (viii) end-of-life management capabilities provided by our subsidiary, AeroTurbine; and (ix) events occurring subsequent to our balance sheet date that affect the value of our fleet.

Flight Equipment Held for Sale:  We classify aircraft as Flight equipment held for sale when all the criteria under GAAP are met. Such amounts are included in Lease receivables and other assets on our Consolidated Balance Sheets. Aircraft classified as Flight equipment held for sale are recognized at the lower of their carrying amount or estimated fair value less estimated costs to sell. If the carrying amount of the aircraft exceeds its estimated fair value, then a fair value adjustment is recognized separately in our Consolidated Statements of Operations.

Management uses judgment in evaluating these criteria. Due to the significant uncertainties of potential sale transactions, the held for sale criteria generally will not be met unless the aircraft is subject to a signed sale agreement or management has made a specific determination and obtained appropriate approvals to sell a particular aircraft or group of aircraft. At the time aircraft are classified as Flight equipment held for sale, we cease recognizing depreciation expense.

We designate an aircraft for part-out when the aircraft is subject to an executed consignment agreement. At that time, we reclassify the aircraft from Flight equipment to Lease receivables and other assets at the lower of its carrying amount or estimated fair value less estimated costs to sell. At the time aircraft are classified as Lease receivables and other assets, the cost and accumulated depreciation are removed from Flight equipment.

Investment in finance and sales-type leases:  If a lease meets specific criteria under GAAP at the inception of the lease, we recognize the lease in Net investment in finance and sales-type leases on our Consolidated Balance Sheets. For sales-type leases, we de-recognize the aircraft and any lease-related assets or liabilities from our Consolidated Balance Sheets and recognize the difference between the aircraft carrying value, including the lease-related assets or liabilities, and the Net investment in finance and sales-type leases as a gain or loss in our Consolidated Statements of Operations. The amounts recognized for finance and sales-type leases consist of lease receivables and the estimated unguaranteed residual value of the leased flight equipment on the lease termination date, less the unearned income. The unearned income is recognized as Other income in our Consolidated Statements of Operations over the lease term in a manner that produces a constant rate of return on the lease.

Allowance for Credit Losses:  An allowance for credit losses is established if it is probable that we will be unable to collect all amounts due according to the original contractual terms of the finance and sales-type receivables and notes receivable (“financing receivables”). Financing receivables consist of net investment in finance and sales-type leases recognized as the gross investment in the lease, less unearned income, and notes receivable recognized at cost. The allowance for credit losses is reported as a reduction of the financing receivables carrying value on the Consolidated Balance Sheets. Additions to the allowance for credit losses are recognized in our Consolidated Statements of Operations in Selling, general and administrative expenses.

Collectability of financing receivables is evaluated periodically on an individual note and customer level. Financing receivables are considered impaired when we determine that it is probable that we will not be able to collect all amounts due according to the original contractual terms. Individual credit exposures are evaluated based on the realizable value of any collateral, and payment history. The estimated recoverable amount is the value of the expected future cash flows, including amounts that may be realized from the value of the collateral. Allowances for specific credit losses are established for the difference between the carrying amount and the estimated recoverable amount. The accrual of interest income based on the original terms of the financing receivable is discontinued based on the facts and circumstances of the individual credit exposure, and any future interest income is recognized based on cash receipts. Any subsequent changes to the amounts and timing of the expected future cash flows compared with the prior estimates result in a change in the allowance for credit losses and are charged or credited to Selling, general and administrative expense. An allowance is generally reversed only when cash is received in accordance with the original contractual terms of the note. A write-off of the financing receivable is made when recoverability has been abandoned or amounts have been forgiven. Write-offs are charged against previously established allowances for credit losses. Partial or full recoveries of amounts previously written off are credited to the provision for credit loss.

We also evaluate other receivables from customers periodically for collectability on an individual customer level. Allowances for specific credit losses are established for the difference between the carrying amount and the estimated recoverable amount. A write-off of other receivables is made when recoverability has been abandoned or amounts have been forgiven. Write-offs are charged against previously established allowances for credit losses. Partial or full recoveries of amounts previously written off are credited to the provision for credit loss.

Capitalized Interest:  We borrow funds to finance progress payments for the construction of flight equipment ordered and capitalize the interest incurred on such borrowings in the cost of the flight equipment. This amount is calculated using our composite borrowing rate.

Deferred Debt Issue Costs and Debt Discounts and Premiums:  The costs we incur for issuing debt are capitalized and amortized as an increase to interest expense over the life of the debt using the effective interest method. If we issue debt at a discount or premium, we amortize the amount of discount or premium over the life of the debt using the effective interest method.

Derivative Financial Instruments:  From time to time, we may employ a variety of derivative financial instruments to manage our exposure to interest rate risks and foreign currency risks. Derivatives are recognized on our Consolidated Balance Sheets at fair value. AIG Markets, Inc., a related party, is the counterparty to all our interest rate swaps and foreign currency swaps. We apply either fair value or cash flow hedge accounting when transactions meet specified criteria for hedge accounting treatment. If the derivative does not qualify for hedge accounting, the change in fair value of the derivative is immediately recognized in earnings. If the derivative qualifies for hedge accounting and is designated and documented as a hedge, changes in the fair value of the hedge are either recognized in income along with changes in the fair value of the item being hedged for fair value hedges, or recognized in OCI to the extent the hedge is effective for cash flow hedges. We have elected to classify the cash flows from derivative instruments that have been designated as fair value or cash flow hedges in accordance with GAAP in the same category as the cash flows from the items being hedged.

At the time the derivative is designated as a hedge, we formally document the relationship between the hedging instrument and hedged item including risk management objectives and strategies for undertaking the hedge transactions. This includes linking the derivative designated as a fair value, a cash flow, or a foreign currency hedge to a specific asset or liability on the balance sheet. We also assess, both at the hedge’s inception and on an ongoing basis, whether the hedge has been and is expected to be highly effective in offsetting changes in the fair value or cash flow of hedged item. We use the “hypothetical derivative method” when we assess the effectiveness of a hedge. When it is determined that a hedge has ceased to be highly effective as a hedge, we discontinue hedge accounting.

We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate.

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings. The remaining balance in AOCI at the time we discontinue hedge accounting for cash flow hedges is amortized into income over the remaining life of the previously hedged item. If the expected cash flows of the previously hedged item are no longer expected to occur, any related amounts remaining in AOCI would be immediately recognized in earnings.

Inventory:  Our inventory consists primarily of engine and airframe parts and rotable and consumable parts and is included in Lease receivables and other assets on our Consolidated Balance Sheets. We value our inventory at the lower of cost or market. Cost is primarily determined using the specific identification method for individual part purchases and on an allocated basis for engines and aircraft purchased for disassembly and for bulk inventory purchases. Costs are allocated using the relationship of the cost of the engine, aircraft or bulk inventory purchase to the estimated retail sales value at the time of purchase. At the time of sale, this ratio is applied to the sales price of each individual part to determine its cost. We periodically evaluate this ratio and, if necessary, update sales estimates and make adjustments to this ratio. Generally, inventory that is held for more than four years is considered excess inventory and its carrying value is reduced to zero.

Goodwill and Other Acquired Intangible Assets:  As a result of our acquisition of AeroTurbine, we recognized goodwill and other intangible assets. Goodwill represents the excess of the cost of the acquired business over the fair value of identifiable assets acquired. Goodwill is not amortized, but is subject to impairment testing annually or more often when events or circumstances indicate that it is more likely than not it is impaired. We amortize the cost of other acquired intangible assets over their estimated useful lives on a straight-line basis. Amortizable intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on discounted cash flows. Goodwill and other acquired intangible assets are included in Lease receivables and other assets on our Consolidated Balance Sheets.

Other Comprehensive Income (Loss):  We report gains and losses associated with changes in the fair value of derivatives designated as cash flow hedges and unrealized gains and losses on marketable securities classified as “available-for-sale” in comprehensive income or loss.

Guarantees:  In limited cases, we have previously contracted to provide aircraft asset value guarantees to financial institutions and other third parties for a fee. We recognize the guarantee fee paid to us in Accrued interest and other payables on our Consolidated Balance Sheets. The fee received is amortized into Flight equipment marketing and gain on aircraft sales in our Consolidated Statements of Operations over the guarantee period. When it becomes probable that we will be required to perform under a guarantee, we cease recognition of the guarantee fee income and accrue a liability based on an estimate of the loss we will incur to perform under the guarantee. The provision for losses on aircraft asset value guarantees represents changes made in the current period based on our estimate of the losses on asset value guarantees that are probable of being exercised. We reverse the liability only when it is no longer probable that we will incur a loss. See Note R—Commitments and Contingencies.

Fair Value Measurements:  Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We measure the fair value of our derivatives on a recurring basis and measure the fair values of aircraft, investment in finance and sales-type leases and asset value guarantees on a non-recurring basis. See Note T—Fair Value Measurements.

Income Taxes:  ILFC is included in the consolidated federal income tax return of AIG as well as certain state tax returns where AIG files on a combined/unitary basis. Our provision for federal income taxes is calculated on a separate return basis, adjusted to give recognition to the effects of net operating losses, foreign tax credits and other tax benefits to the extent we estimate that they would be realizable in AIG’s consolidated federal income tax return. Under our tax sharing agreement with AIG, we settle our current tax liability as if ILFC and its subsidiaries are each a separate standalone taxpayer. Thus, AIG credits us to the extent our net operating losses, foreign tax credits and other tax benefits (calculated on a separate return basis) are used in AIG’s consolidated tax return and charges us to the extent of our tax liability (calculated on a separate return basis). To the extent the benefit of a net operating loss is not utilized in AIG’s consolidated federal income tax return, AIG reimburses us upon the expiration of the loss carry-forward period as long as we are still included in AIG’s consolidated federal income tax return and the benefit would have been utilized if we had filed a separate consolidated federal income tax return. Our provision for state income taxes includes California, in which we file with AIG using the unitary apportionment factors, and certain other states, in which we file separate tax returns. Currently, under the agreement AIG has entered into with AerCap, net tax payments under our tax sharing agreement with AIG have been temporarily suspended, and our tax sharing agreement with AIG will be terminated upon the consummation of the AerCap Transaction.

We calculate our provision for income taxes using the asset and liability method. This method considers the future tax consequences of temporary differences between the financial reporting and the tax basis of assets and liabilities measured using currently enacted tax rates. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We recognize an uncertain tax benefit only to the extent that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

Share-based Compensation:  We participate in AIG’s share-based payment and liability award programs and our share of the calculated costs is allocated to us by AIG. Compensation expense is recognized over the period during which an employee is required to provide service in exchange for the share-based payment. See Note Q—Employee Benefit Plans.

Adoption of recent accounting guidance:

We adopted the following accounting standards during 2013:

Presentation of comprehensive income

In February 2013, the FASB issued an accounting standard requiring us to disclose the effect of reclassifying significant items out of AOCI on the respective line items of the statements of operations or to provide a cross-reference to other disclosures currently required under GAAP.

We adopted the guidance on January 1, 2013, when it became effective. The adoption had no impact on our financial condition, results of operations or cash flows. However, due to adoption, we have included additional disclosures for items reclassified out of AOCI in Note M—Shareholders’ Equity.

Disclosures about offsetting assets and liabilities

In February 2013, the FASB issued an accounting standard that clarifies the scope of transactions subject to disclosures about offsetting assets and liabilities. The guidance applies to financial instruments and derivative instruments that are offset either in accordance with specific criteria contained in FASB Accounting Standards Codification or subject to a master netting arrangement or similar agreement. This guidance was effective January 1, 2013, and required retrospective application. The adoption of this guidance had no effect on our consolidated financial condition, results of operations or cash flows, and we did not include additional disclosures because all of our derivatives were in liability positions.

Inclusion of the Fed Funds Effective Swap Rate as a benchmark interest rate for hedge accounting purposes

In July 2013, the FASB issued an accounting standard that permits the Federal Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes in addition to US Treasury rates and LIBOR. The standard also removes the prohibition on using different benchmark rates for similar hedges. This standard became effective on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013 to the extent the Federal Funds Effective Swap Rate is used as a benchmark rate for hedge accounting purposes. We adopted this standard on its required effective date of July 17, 2013. The adoption of this standard had no material effect on our consolidated financial condition, results of operations or cash flows.

Future application of accounting guidance:

Presentation of unrecognized tax benefits

In July 2013, the FASB issued an accounting standard that requires a liability related to unrecognized tax benefits to be presented as a reduction to the related deferred tax asset for a net operating loss carryforward or a tax credit carryforward (the “Carryforwards”). When the Carryforwards are not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with the related deferred tax assets. This standard is effective for fiscal years and interim periods beginning after December 15, 2013, but earlier adoption is permitted. Upon adoption, the standard must be applied prospectively to unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We plan to adopt the standard prospectively on its required effective date of January 1, 2014 and do not expect the adoption of the standard to have a material effect on our consolidated financial condition, results of operations or cash flows.

Note C—Business combinations

On October 7, 2011, ILFC acquired all of the issued and outstanding shares of capital stock of AeroTurbine from AerCap Holdings N.V. for an aggregate cash purchase price of $228 million and the assumption of outstanding debt. The AeroTurbine acquisition was recorded as a business combination in accordance with GAAP. Through AeroTurbine, we provide engine leasing; certified aircraft engines, airframes, and engine parts; and supply chain solutions, and we possess the capabilities to disassemble aircraft and engines into parts. These capabilities allow us to maximize the value of our aircraft and engines across their complete life cycle and offer an integrated value proposition to our airline customers as they transition out aging aircraft. Additionally, this acquisition enables us to provide a differentiated fleet management product and service offering to our airline customers as they transition out aging aircraft. The results of AeroTurbine from October 7, 2011 are included in the accompanying consolidated financial statements.

The following table summarizes the purchase price allocation (in millions):

Consideration:
Cash	$228
Debt financing	299
Total	$527
Allocation of the Purchase Price:
Cash	$90
Flight equipment	241
Lease receivables and other assets	249(a )
Accrued interest and other payables	(36)
Security deposits, overhaul rentals and other customer deposits	(23)
Rentals received in advance	(2)
Deferred income taxes	8
Total	$527

(a)	Includes Goodwill of $15.6 million.

Note D—Related party transactions

Related Party Allocations and Fees:  We are party to cost sharing agreements, including tax, with AIG. Generally, these agreements provide for the allocation of corporate costs based upon a proportional allocation of costs to all subsidiaries. Our management believes the proportionate method used to allocate corporate costs is reasonable. It is not practicable to determine what the amounts of those expenses would have been had we operated on a stand-alone basis. We also pay other subsidiaries of AIG a fee related to management services provided for certain of our foreign subsidiaries and we continue to earn management fees from two trusts consolidated by AIG for the management of aircraft we sold to the trusts in prior years. We are included in the consolidated federal income tax return of AIG as well as certain state tax returns where AIG files on a combined/unitary basis. Settlement with AIG for taxes are determined in accordance with our tax sharing agreements. Currently, under the agreement AIG has entered into with AerCap, net tax payments under our tax sharing agreement with AIG have been temporarily suspended, and our tax sharing agreement with AIG will be terminated upon the consummation of the AerCap Transaction.

Dividends and Capital Contribution:  In 2013, we transferred shares of AIG stock with a carrying value, net of taxes, of $0.9 million, to AIG and recorded the transaction in Retained earnings as a dividend. We transferred two corporate aircraft with a combined net book value of $37.3 million to AIG during the year ended December 31, 2012. The transaction was recorded in Retained earnings as a dividend of $25.4 million, net of taxes of $11.9 million. We also received one corporate aircraft from AIG and we recorded $16.7 million, net of taxes of $9.2 million, in Lease receivables and other assets and as a capital contribution in Paid-in capital to reflect the transaction.

Expenses Paid by AIG on Our Behalf.  We recorded $10.1 million, $2.6 million and $(8.0) million in Paid in capital for the years ended December 31, 2013, 2012 and 2011, respectively, for compensation, legal fees and other expenses paid by AIG on our behalf for which we were not required to reimburse. The $8.0 million decrease recorded for the year ended December 31, 2011, resulted from an adjustment for forfeited pension benefits, previously recorded as Paid in capital. See Note M—Shareholders’ Equity.

Derivatives and Insurance Premiums:  The counterparty of all of our interest rate swap agreements as of December 31, 2013 was AIG Markets, Inc., a wholly-owned subsidiary of AIG. See Note T—Fair Value Measurements and Note U—Derivative Financial Instruments. In addition, we purchase insurance through a broker who may place part of our policies with AIG. Total insurance premiums were $8.2 million, $9.9 million and $7.9 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Our financial statements include the following amounts involving related parties:

Statement of operations	2013	2012	2011
	(Dollars in thousands)
Expense (income):
Effect from derivatives contracts with AIG Markets, Inc.(a)	$1,183	$1,212	$8,414
Interest on derivative contracts with AIG Markets, Inc.	11,995	17,712	50,043
Corporate costs from AIG, including allocations(b)	38,990	22,941	(1,246)
Interest on time deposit account with AIG Markets(c)	(2,878)	(3,634)	—
Management fees received	(8,821)	(8,871)	(9,323)
Management fees paid to AIG subsidiaries	126	156	94

	December 31,
Balance sheet	2013	2012
	(Dollars in thousands)
Asset (liability):
Time deposit account with AIG Markets(c)	$606,249	$1,103,591
Derivative liabilities(a)	(8,348)	(20,933)
Current income taxes and other tax liabilities to AIG(d)	(316,293)	(299,333)
Accrued pension liability under AIG plan	(22,881)	(20,949)
Corporate costs payable to AIG and amounts owed to AIG subsidiaries	(783)	(20)
Equity increase (decrease):
Aircraft transfer to AIG, net of tax of $11,866 (2012)	—	(25,379)
Aircraft contribution from AIG, net of tax of $9,211 (2012)	—	16,690
AIG stock transfer to AIG	(924)	—
Expenses paid by AIG on our behalf(e)	10,053	2,636

(a)	See Note U—Derivative Financial Instruments.

(b)	Amount for the year ended December 31, 2013 includes $3.7 million of legal expenses paid by AIG on our behalf prior to 2013. See Note A—Basis of Preparation.

(c)
We have a 30-day interest bearing time deposit account with AIG Markets, Inc., all of which is available for use in our operations. If we request that funds be made available to us prior to the maturity date of the time deposit, we may have to pay a breakage fee to AIG Markets, Inc.

(d)	We paid approximately $0.4 million and $1.7 million to AIG for ILFC tax liability during the years ended December 31, 2013 and 2012, respectively.

(e)
Amount for the year ended December 31, 2013 includes the after-tax impact of a $3.7 million adjustment to correctly reflect legal expenses paid by AIG on our behalf prior to 2013. See Note A—Basis of Preparation.

Note E—Other income

Other Income consists of the following:

	2013	2012	2011
	(Dollars in thousands)
AeroTurbine revenue(a)
Engines, airframes, parts and supplies	$330,880	$308,981	$71,778
Cost of sales	(284,432)	(255,918)	(62,070)
	46,448	53,063	9,708
Interest and Other	76,784	70,187	48,202
Total	$123,232	$123,250	$57,910

(a)
Other income includes revenue from sales by AeroTurbine of engines, airframes, parts and supplies, presented net of cost of sales in our Consolidated Statements of Operations. AeroTurbine was acquired on October 7, 2011.

Note F—Aircraft impairment charges on flight equipment held for use

Year ended December 31, 2013

During the year ended December 31, 2013, we recorded impairment charges of $1.2 billion relating to 44 aircraft, primarily in connection with our third quarter of 2013 recoverability assessment whereby we concluded that the net book values of certain four-engine widebody aircraft in our fleet were no longer supportable based upon the latest cash flow estimates because the estimated holding periods were not likely to be as long as previously anticipated. The increasing number of aircraft operators looking to completely or partially replace their Airbus A340s and Boeing 747s is expected to increase the available supply of these aircraft types and diminish future lease placement opportunities. Sustained high fuel prices, the introduction of more fuel-efficient aircraft, and the success of competing aircraft models have resulted in a shrinking operator base for these aircraft types. These factors along with the latest updates to airline fleet plans and recent efforts to remarket these aircraft informed our conclusions. Approximately $1.0 billion of the $1.2 billion of impairment charges recorded for the year ended December 31, 2013, resulted from the four-engine widebody aircraft and in particular the Airbus A340-600s, which has a limited operator base.

In connection with our recoverability assessment of aircraft performed in the third quarter of 2013, we re-assessed the estimated holding period for certain aircraft types and, as a result, we changed the estimated economic useful life of 55 aircraft in our fleet, including 32 aircraft that were impaired during the third quarter of 2013. In the fourth quarter of 2013, we started depreciating these aircraft using the straight-line method over their estimated remaining revised useful lives. This change accelerates the overall depreciation expense on these aircraft but will be partially offset by the reduction in the carrying values of the 32 aircraft for which impairment charges were recorded during the third quarter of 2013. These changes, absent any other changes to the carrying value of these aircraft in the ordinary course of business, would result in an increase in our 2014 depreciation expense for these aircraft of approximately $23 million. Beginning in 2015, our depreciation expense for these aircraft is expected to decrease as these aircraft begin to reach the end of their respective estimated useful lives.

Year ended December 31, 2012

During the year ended December 31, 2012, we recorded impairment charges aggregating $102.7 million relating to ten aircraft. Of the $102.7 million in impairment charges recognized, $100.2 million related to our recurring recoverability assessments, and $2.5 million related to the repossession and early return of one aircraft that was leased to an airline that ceased operations during the year ended December 31, 2012.

Year ended December 31, 2011

During our 2011 annual recoverability assessment, we updated the critical and significant assumptions used in our analysis and we considered:

Market Conditions:  We considered current and future expectations of the global demand for a particular aircraft type and historical experience in the aircraft leasing market and aviation industry, as well as information received from third party sources. Factors taken into account included the impact of fuel price volatility and higher average fuel prices; the growing impact of new technology aircraft (announcements, deliveries and order backlog) on current and future demand for mid-generation aircraft; the higher production rates sustained by manufacturers of more fuel-efficient newer generation aircraft during the recent economic downturn; the unfavorable impact of low rates of inflation on aircraft values; current market conditions and industry outlook for future marketing of older mid-generation aircraft and aircraft that are out of production; and a decreasing number of lessees for older aircraft.

Portfolio Management Strategy:  We took into account our new end-of-life management capabilities resulting from our acquisition of AeroTurbine, which we completed on October 7, 2011. The acquisition of AeroTurbine provides us with increased choices in managing the end-of-life of aircraft in our fleet and makes the part-out of an aircraft a more economically and commercially viable option by bringing the requisite capabilities in-house and eliminating the payment of commissions to third parties. While our overall business model has not changed, our expectation of how we may manage specific aircraft that are out of production, or specific aircraft that have been impacted by new technology developments, has changed due to the AeroTurbine acquisition. Parting-out aircraft also enables us to retain greater cash flows from an aircraft during the last cycle of its life by allowing us to eliminate certain maintenance costs and realize higher net overhaul revenues resulting in changes in cash flow assumptions.

Subsequent Events:  We also considered events subsequent to December 31, 2011 and prior to March 8, 2012, in evaluating the recoverability of our fleet as of December 31, 2011. Specifically, four of our customers, including one with two separate operating certificates, declared bankruptcy or ceased operations subsequent to December 31, 2011 and prior to March 8, 2012. We took into account lessee non-performance, as well as management’s expectation of whether to re-lease or part-out the aircraft, which changed the projected lease cash flows of the affected aircraft.

The result of the assessment based on our updated assumptions indicated that the book values of 95 aircraft were not fully recoverable, and these aircraft were deemed impaired. Most of the aircraft reviewed were in the second half of their estimated 25-year economic useful life, and were aircraft that were out of production, or had been impacted by new technology developments. We recorded impairment charges aggregating $1.6 billion related to 100 impaired aircraft for the year ended December 31, 2011. Of the $1.6 billion in impairment charges recognized, $43.9 million related to repossessions and early returns of aircraft that were leased to airlines that ceased operations subsequent to December 31, 2011.

As part of the annual recoverability assessment in 2011, we also identified 239 aircraft that were either aircraft out of production or impacted by new technology developments. Out of these 239 aircraft, we changed the estimated economic useful life of 140 aircraft. In addition, we changed the useful life of our ten freighter aircraft from 35 to 25 years. These changes resulted in an increase in our 2012 depreciation expense for these aircraft of approximately $55.9 million as compared to 2011. The overall increase in depreciation expense from shortening the estimated holding periods on these 140 aircraft will decline as these aircraft are disposed of.

Note G—Aircraft impairment charges and fair value adjustments on flight equipment sold or to be disposed

We periodically dispose of aircraft from our fleet held for use prior to the conclusion of their economic useful life through either a sale or part-out. As part of the recoverability assessment of our fleet, management assesses potential transactions and the likelihood that each individual aircraft will continue to be held for use as part of our leased fleet or if the aircraft will be disposed of through either a sale or part-out. If management determines that it is more likely than not that an aircraft will be disposed of through either a sale or part-out as a result of a potential transaction, a recoverability assessment is performed by comparing the carrying amount of the aircraft to the estimated future undiscounted cash flows expected to be generated by the aircraft. If the future undiscounted cash flows are less than the aircraft carrying amount, the aircraft is impaired and is re-measured to fair value in accordance with our Fair Value Policy. See Note T—Fair Value Measurements. The difference between the fair value and the carrying amount of the aircraft is recognized as an impairment loss or fair value adjustment separately in our Consolidated Statements of Operations. Further, if the aircraft meets the criteria to be classified as Flight equipment held for sale, we will reclassify the aircraft from Flight equipment into Lease receivables and other assets (subsequent to recording any necessary impairment charges or fair value adjustments).

We reported the following impairment charges and fair value adjustments on flight equipment sold or to be disposed during the years ended December 31, 2013, 2012 and 2011.

	December 31,
	2013		2012		2011
	Aircraft impaired or adjusted	Impairment charges and fair value adjustments	Aircraft impaired or adjusted	Impairment charges and fair value adjustments	Aircraft impaired or adjusted	Impairment charges and fair value adjustments
	(Dollars in millions)
Loss/(Gain)
Impairment charges and fair value adjustments on aircraft likely to be sold or sold (including sales-type leases)	19	$95.0(a)	10	$43.3	17	$163.1
Fair value adjustments on held for sale aircraft sold or transferred from held for sale back to flight equipment	—	—	4	4.1	10	(3.7)(b)
Impairment charges on aircraft intended to be or designated for part-out	25	143.6(c)	12	42.3(c)	3	10.9
Total Impairment charges and fair value adjustments on flight equipment sold or to be disposed	44	$238.6	26	$89.7	30	$170.3

(a)
Includes charges relating to 11 aircraft that met the criteria to be classified as Flight equipment held for sale, and were reclassified into Flight equipment held for sale. During the year ended December 31, 2013, 10 of these aircraft were sold to a third party and one of these aircraft was converted to a finance and sales-type lease.

(b)
Included in this amount are net positive fair value adjustments related to aircraft previously held for sale, but which no longer met such criteria and were subsequently reclassified to Flight equipment. Also included in this amount are net positive fair value adjustments related to sales price adjustments for aircraft that were previously held for sale and sold during the period presented.

(c)	Includes charges relating to seven engines for the year ended December 31, 2013 and 13 engines for the year ended December 31, 2012.

Note H—Other expenses

Other expenses for the years ended December 31, 2013, 2012 and 2011 were $107.2 million, $49.3 million and $88.2 million, respectively. The results for the year ended December 31, 2013, were primarily impacted by a $100.5 million provision recorded for asset value guarantees on six aircraft. The results for the year ended December 31, 2012, were primarily impacted by a $31.3 million provision recorded for asset value guarantees associated with three aircraft and $18.0 million of rent expense associated with two aircraft leases that expired in January 2013. The results for the year ended December 31, 2011, were primarily impacted by a $23.1 million provision recorded for losses on finance and sales-type leases, a $21.9 million provision recorded for losses relating to three notes receivable, a $20 million charge for an aircraft engine order cancellation and $18.0 million of rent expense associated with two aircraft leases.

Note I—Lease receivables and other assets

At December 31, 2013 and 2012, Lease receivables and other assets consist of the following:

	2013	2012
	(Dollars in thousands)
Lease receivables	$229,354	$199,694
AeroTurbine Inventory	257,676	149,390
Lease incentive costs, net of amortization(a)	183,220	128,616
Straight-line rents and other assets	199,591	235,780
Goodwill and Other intangible assets	46,076	48,887
Notes and trade receivables, net of allowance(b)	18,146	23,181
Derivative assets(c)	—	54
	$934,063	$785,602

(a)	See Note N—Rental Income.

(b)	Notes receivable are primarily from the sale of flight equipment and are fixed with varying interest rates from 2.0% to 10.5%.

(c)	See Note U—Derivative Financial Instruments.

During the year ended December 31, 2013, we did not have any activity in our allowance for credit losses on notes receivable. We had the following activity in our allowance for credit losses on notes receivable during the year ended December 31 2012:

(Dollars in thousands)
Balance at December 31, 2011	$41,396
Provision	(9,727)
Write-offs	(31,669)
Balance at December 31, 2012	$—

Note J—Net investment in finance and sales-type leases

The following table lists the components of the Net investment in finance and sales-type leases:

	December 31, 2013	December 31, 2012
	(Dollars in thousands)
Total lease payments to be received	$258,887	$98,211
Estimated residual values of leased flight equipment (unguaranteed)	56,003	29,157
Less: Unearned income	(103,774)	(33,432)
	$211,116	$93,936
Less: Allowance for credit losses	—	—
Net investment in finance and sales-type leases	$211,116	$93,936

At December 31, 2013, minimum future lease payments to be received on finance and sales-type leases are as follows:

(Dollars in thousands)
2014	$52,668
2015	40,456
2016	36,061
2017	30,530
2018	29,310
Thereafter	69,862
Total minimum lease payments to be received	$258,887

During the year ended December 31, 2013, we did not have any activity in our allowance for credit losses on Net investment in finance and sales-type leases. We had the following activity in our allowance for credit losses on Net investment in finance and sales-type leases during the year ended December 31, 2012:

(Dollars in thousands)
Balance at December 31, 2011	$23,088
Provision	—
Write-offs	(23,088)
Balance at December 31, 2012	$—

Note K—Debt financing

Our debt financing was comprised of the following at the following dates:

	December 31,
	2013	2012
	(Dollars in thousands)
Secured
Senior secured bonds	$3,900,000	$3,900,000
ECA and Ex-Im financings	1,746,144	2,193,229
Secured bank debt(a)	1,811,705	1,961,143
Institutional secured term loans	750,000	1,450,000
Less: Deferred debt discount(b)	(5,058)	(15,125)
	8,202,791	9,489,247
Unsecured
Bonds and medium-term notes	12,269,522	13,890,747
Less: Deferred debt discount(b)	(31,456)	(37,207)
	12,238,066	13,853,540
Total Senior Debt Financings	20,440,857	23,342,787
Subordinated debt	1,000,000	1,000,000
	$21,440,857	$24,342,787

(a)	Of these amounts, $173.5 million (2013) and $270.5 million (2012) are non-recourse to ILFC. These secured financings were incurred by VIEs, and consolidated into our consolidated financial statements.

(b)
During the year ended December 31, 2013, we recorded a $19.5 million adjustment to correct and fully align amortization of deferred debt issue costs and debt discounts in prior periods with the effective interest method, of which $4.4 million related to debt discounts and is reflected herein. See Note A—Basis of Preparation.

For some of our secured debt financings, we created direct and indirect wholly-owned subsidiaries for the purpose of purchasing and holding title to aircraft, and we pledged the equity of those subsidiaries as collateral. These subsidiaries have been designated as non-restricted subsidiaries under our indentures and meet the definition of a VIE. We have determined that we are the PB of such VIEs and, accordingly, we consolidate such entities into our consolidated financial statements. See Note S—Variable Interest Entities for more information on VIEs.

The following table presents information regarding the collateral provided for our secured debt:

	As of December 31, 2013
	Debt outstanding	Net book value	Number of aircraft
	(Dollars in thousands)
Senior secured bonds	$3,900,000	$5,864,796	174
ECA and Ex-Im financings	1,746,144	4,938,321	118
Secured bank debt(a)	1,811,705	2,591,814	61
Institutional secured term loans	750,000	1,266,438	52
Total	$8,207,849	$14,661,369	405

(a)
Amounts represent net book value and number of aircraft securing ILFC secured bank term debt and do not include the book value or number of AeroTurbine assets securing the AeroTurbine revolving credit agreement, under which $380.5 million is included in the total debt outstanding. ILFC guarantees the AeroTurbine revolving credit agreement on an unsecured basis.

Senior secured bonds

On August 20, 2010, we issued $3.9 billion of senior secured notes, with $1.35 billion maturing in September 2014 and bearing interest of 6.5%, $1.275 billion maturing in September 2016 and bearing interest of 6.75%, and $1.275 billion maturing in September 2018 and bearing interest of 7.125%. The notes are secured by a designated pool of aircraft, initially consisting of 174 aircraft, together with the attached leases and all related equipment, and cash collateral when required. In addition, two of our subsidiaries, which either own or hold leases attached to the aircraft included in the pool securing the notes, have guaranteed the notes. We can redeem the notes at any time prior to their maturity, provided we give notice between 30 to 60 days prior to the intended redemption date and subject to a penalty of the greater of 1% of the outstanding principal amount and a “make-whole” premium. There is no sinking fund for the notes.

The indenture and the aircraft mortgage and security agreement governing the senior secured notes contain customary covenants that, among other things, restrict our and our restricted subsidiaries’ ability to: (i) create liens; (ii) sell, transfer or otherwise dispose of the assets serving as collateral for the senior secured notes; (iii) declare or pay dividends or acquire or retire shares of our capital stock during certain events of default; (iv) designate restricted subsidiaries as non-restricted subsidiaries or designate non-restricted subsidiaries and (v) make investments in or transfer assets to non-restricted subsidiaries. The indenture also restricts our and the subsidiary guarantors’ ability to consolidate, merge, sell or otherwise dispose of all, or substantially all, of our assets.

The indenture provides for customary events of default, including but not limited to, the failure to pay scheduled principal and interest payments on the notes, the failure to comply with covenants and agreements specified in the indenture, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness, and certain events of insolvency. If any event of default occurs, any amount then outstanding under the senior secured notes may immediately become due and payable.

ECA financings

We entered into ECA facility agreements in 1999 and 2004 through certain direct and indirect wholly owned subsidiaries that have been designated as non-restricted subsidiaries under our indentures. The 1999 and 2004 ECA facilities were used to fund purchases of Airbus aircraft through 2001 and 2010, respectively. Each aircraft purchased was financed by a ten-year fully amortizing loan. New financings are no longer available to us under either ECA facility.

As of December 31, 2013, approximately $1.5 billion was outstanding under the 2004 ECA facility and no loans were outstanding under the 1999 ECA facility. The interest rates on the loans outstanding under the 2004 ECA facility are either fixed or based on LIBOR and ranged from 0.316% to 4.711% at December 31, 2013. The loans are guaranteed by various European ECAs. We have collateralized the debt with pledges of the shares of wholly owned subsidiaries that hold title to the aircraft financed under the facilities. The 2004 ECA facility contains customary events of default and restrictive covenants.

The 2004 ECA facility requires us to segregate security deposits, overhaul rentals and rental payments received under the leases related to the aircraft funded under the 2004 ECA facility (segregated rental payments are used to make scheduled principal and interest payments on the outstanding debt). The segregated funds are deposited into separate accounts pledged to and controlled by the security trustee of the 2004 ECA facility. At December 31, 2013, and December 31, 2012, respectively, we had segregated security deposits, overhaul rentals and rental payments aggregating approximately $450.4 million and $405.4 million related to aircraft funded under the 2004 ECA facility. The segregated amounts fluctuate with changes in security deposits, overhaul rentals, rental payments and principal and interest payments related to the aircraft funded under the 2004 ECA facility. In addition, if a default resulting in an acceleration of the obligations under the 2004 ECA facility were to occur, pursuant to the cross-collateralization agreement described below, we would have to segregate lease payments, overhaul rentals and security deposits received after such acceleration event occurred from the leases relating to all the aircraft funded under the 1999 ECA facility that remain as collateral, even though those aircraft are no longer subject to a loan at December 31, 2013.

In addition, we must register the existing individual mortgages on certain aircraft funded under both the 1999 and 2004 ECA facilities in the local jurisdictions in which the respective aircraft are registered. The mortgages are only required to be filed with respect to aircraft that have outstanding loan balances or otherwise as agreed in connection with the cross-collateralization agreement described below.

We have cross-collateralized the 1999 ECA facility with the 2004 ECA facility. As part of such cross-collateralization we (i) guarantee the obligations under the 2004 ECA facility through our subsidiary established to finance Airbus aircraft under the 1999 ECA facility; (ii) granted mortgages over certain aircraft financed under the 1999 ECA facility and security interests over other collateral related to the aircraft financed under the 1999 ECA facility to secure the guaranty obligation; (iii) have to maintain a loan-to-value ratio (aggregating the aircraft from the 1999 ECA facility and the 2004 ECA facility) of no more than 50%, in order to release liens (including the liens incurred under the cross-collateralization agreement) on any aircraft financed under the 1999 or 2004 ECA facilities or other assets related to the aircraft; and (iv) agreed to apply proceeds generated from certain disposals of aircraft to obligations under the 2004 ECA facility.

On May 8, 2013, we amended our 2004 ECA facility, effective immediately, to remove the minimum consolidated tangible net worth covenant. In addition, the amendment made permanent the requirement to segregate funds and to register individual mortgages in local jurisdictions. Prior to the amendment, this requirement would have fallen away if our long-term debt ratings rose above a certain level.

Ex-Im financings

On December 19, 2012, we issued through a consolidated entity pre-funded amortizing notes with an aggregate principal amount of $287.0 million. The notes mature in January 2025 and scheduled principal payments commenced in April 2013. The notes are guaranteed by the Export-Import Bank of the United States and bear interest at a rate per annum equal to 1.492%. The funds were being held in a restricted cash account at December 31, 2012. During the year ended December 31, 2013, we used the proceeds from the notes to finance two Boeing 777-300ER aircraft, which serve as collateral for the notes.

Secured bank debt

2011 Secured Term Loan.  On March 30, 2011, one of our indirect, wholly owned subsidiaries entered into a secured term loan agreement with lender commitments in the amount of approximately $1.3 billion, which was subsequently increased to approximately $1.5 billion. As of December 31, 2013, approximately $1.3 billion was outstanding under this agreement. The loan matures on March 30, 2018, and scheduled principal payments commenced in June 2012. The loan bears interest at LIBOR plus a margin of 2.75%, or, if applicable, a base rate plus a margin of 1.75%. The obligations of the subsidiary borrower are guaranteed on an unsecured basis by ILFC and on a secured basis by certain wholly owned subsidiaries of the subsidiary borrower. The security granted includes a portfolio of 54 aircraft, together with the attached leases and all related equipment, and the equity interests in certain SPEs that own the pledged aircraft, attached leases, and related equipment. The 54 aircraft had an initial aggregate appraised value, as defined in the loan agreement, of approximately $2.4 billion, which equaled a loan-to- value ratio of approximately 65%. The subsidiary borrower, subsidiary guarantors and SPEs have been designated as non-restricted subsidiaries under our indentures.

The subsidiary borrower is required to maintain compliance with a maximum loan-to-value ratio, which declines over time, as set forth in the term loan agreement. If the subsidiary borrower does not maintain compliance with the maximum loan-to-value ratio, it will be required to prepay portions of the outstanding loans, deposit an amount in the cash collateral account or transfer additional aircraft to the SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than the maximum loan- to-value ratio.

The subsidiary borrower can voluntarily prepay the loan at any time. The loan facility contains customary covenants and events of default, including covenants that limit the ability of the subsidiary borrower and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of ILFC, the subsidiary borrower and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.

AeroTurbine Revolving Credit Agreement.  AeroTurbine has a credit facility that expires on December 9, 2015 and, after the most recent amendment on February 23, 2012, provides for a maximum aggregate available amount of $430 million, subject to availability under a borrowing base calculated based on AeroTurbine’s aircraft assets and accounts receivable. AeroTurbine has the option to increase the aggregate amount available under the facility by an additional $70 million, either by adding new lenders or allowing existing lenders to increase their commitments if they choose to do so. Borrowings under the facility bear interest determined, with certain exceptions, based on LIBOR plus a margin of 3.0%. AeroTurbine’s obligations under the facility are guaranteed by ILFC on an unsecured basis and by AeroTurbine’s subsidiaries (subject to certain exclusions) and are secured by substantially all of the assets of AeroTurbine and its subsidiary guarantors. The credit agreement contains customary events of default and covenants, including certain financial covenants. Additionally, the credit agreement imposes limitations on AeroTurbine’s ability to pay dividends to us (other than dividends payable solely in common stock). As of December 31, 2013, AeroTurbine had approximately $380.5 million outstanding under the facility.

Secured Commercial Bank Financings.  In May 2009, ILFC provided $39.0 million of subordinated financing to an indirect, wholly owned subsidiary that has been designated as non-restricted under our indentures. The entity used these funds and an additional $106.0 million borrowed from third parties to purchase an aircraft, which it leases to an airline. The loans had original maturity dates in May 2018 with interest rates based on LIBOR. On January 16, 2013, the subsidiary repaid both loans in full. In connection with the prepayment of these loans, we recognized losses aggregating $1.7 million from the write off of unamortized deferred financing costs.

In June 2009, ILFC borrowed $55.4 million through an indirect, wholly owned subsidiary that had been designated as non-restricted, under our indentures and that owns one aircraft leased to an airline. The loan partly amortized over five years with the remaining $27.5 million originally due in 2014 and the interest rate was fixed at 6.58%. On March 20, 2013, we repaid the loan in full. In connection with the prepayment of this loan, we recognized losses aggregating $0.8 million from the write off of unamortized deferred financing costs.

In March 2012, one of ILFC’s indirect, wholly owned subsidiaries that had been designated as non-restricted under our indentures entered into a $203 million term loan facility that was used to finance seven Boeing 737-800s. The principal of each senior loan issued under the facility will partially amortize over six years, with the remaining principal payable at the maturity date. At December 31, 2013, approximately $173.5 million was outstanding and the average interest rate on the loans was 4.73%. The loans are non-recourse to ILFC except under limited circumstances and are secured by the purchased aircraft and lease receivables. The subsidiary borrower can voluntarily prepay the loans at any time subject to a 2% prepayment fee prior to March 30, 2014 and a 1% prepayment fee between March 30, 2014 and March 30, 2015. On March 29, 2013, we amended certain financial covenants under our $203 million term loan facility. The subsidiary borrower under the $203 million term loan facility is prohibited from: (i) incurring additional debt; (ii) incurring additional capital expenditures; (iii) hiring employees; and (iv) negatively pledging the assets securing the facility.

Institutional secured term loans

In 2012, we entered into the following term loans:

●
Secured Term Loan 2012-1: On February 23, 2012, one of our indirect, wholly owned subsidiaries that had been designated as non- restricted under our indentures entered into a secured term loan agreement in the amount of $900 million. The loan matures on June 30, 2017, and initially bore interest at LIBOR plus a margin of 4.0% with a 1.0% LIBOR floor, or, if applicable, a base rate plus a margin of 3.0%. On April 5, 2013, we amended this secured term loan and simultaneously prepaid $150 million of the outstanding principal amount. In connection with the partial prepayment of this secured term loan, we recognized losses aggregating approximately $2.9 million from the write off of unamortized deferred financing costs. The remaining outstanding principal amount of $750 million now bears interest at an annual rate of LIBOR plus 2.75%, with a LIBOR floor of 0.75%, or, if applicable, a base rate plus a margin of 1.75%. The obligations of the subsidiary borrower are guaranteed on an unsecured basis by ILFC and on a secured basis by certain wholly owned subsidiaries of the subsidiary borrower. The security granted includes the equity interests in certain SPEs of the subsidiary borrower that have been designated as non-restricted under our indentures. The SPEs initially held title to 62 aircraft, together with the attached leases and all related equipment, with an aggregate appraised value, as defined in the loan agreement, of approximately $1.66 billion as of December 31, 2011, equaling an initial loan-to-value ratio of approximately 54%. After giving effect to the amendment, certain collateral that had served as security for the secured term loan was released. As of December 31, 2013, the SPEs collectively own a portfolio of 52 aircraft, together with the attached leases and all related equipment, with an aggregated appraised value of $1.22 billion, equaling a loan-to-value ratio of approximately 61.5%. The loan requires a loan-to-value ratio of no more than 63%. If the subsidiary borrower does not maintain compliance with the maximum loan-to-value ratio, it will be required to prepay a portion of the outstanding loan, deposit an amount in the cash collateral account or transfer additional aircraft to SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than the maximum loan-to-value ratio. The principal of the loan is payable in full at maturity with no scheduled amortization. We can voluntarily prepay the loan at any time. The loan contains customary covenants and events of default, including covenants that limit the ability of the subsidiary borrower and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of ILFC, the subsidiary borrower and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.

●
Secured Term Loan 2012-2: On April 12, 2012, one of our indirect, wholly owned subsidiaries that had been designated as non-restricted under our indentures entered into a secured term loan agreement in the amount of $550 million. The loan had an original maturity date of April 12, 2016, and bore interest at LIBOR plus a margin of 3.75% with a 1% LIBOR floor. The obligations of the subsidiary borrower were guaranteed on an unsecured basis by ILFC and on a secured basis by certain wholly owned subsidiaries of the subsidiary borrower. We prepaid this loan in full on May 30, 2013, and in connection with the prepayment, we recognized losses aggregating approximately $12.3 million from the write-off of unamortized deferred discount and financing costs.

Unsecured bonds and medium-term notes

Shelf Registration Statement.  We have an effective shelf registration statement filed with the SEC. We have an unlimited amount of debt securities registered for sale under the shelf registration statement.

At December 31, 2013, we had issued unsecured notes with an aggregate principal amount outstanding of approximately $9.5 billion under our current and previous shelf registration statements, including $750 million of 3.875% notes due 2018 and $500 million of 4.625% notes due 2021, each issued in March 2013; and $550 million of floating rate notes due 2016, issued in May 2013. The floating rate notes bear interest at three-month LIBOR plus a margin of 1.95%, with the interest rate resetting quarterly. At December 31, 2013, the interest rate was 2.193%. The debt securities outstanding under our shelf registration statements mature through 2022 and the fixed rate notes bear interest at rates ranging from 3.875% to 8.875%. The notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements.

Other Senior Notes.  On March 22, 2010 and April 6, 2010, we issued a combined $1.25 billion aggregate principal amount of 8.625% senior notes due September 15, 2015, and $1.5 billion aggregate principal amount of 8.750% senior notes due March 15, 2017, pursuant to an indenture dated as of March 22, 2010. The notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements.

The indentures governing our unsecured notes contain customary covenants that, among other things, restrict our, and our restricted subsidiaries’, ability to (i) incur liens on assets; (ii) declare or pay dividends or acquire or retire shares of our capital stock during certain events of default; (iii) designate restricted subsidiaries as non-restricted subsidiaries or designate non-restricted subsidiaries; (iv) make investments in or transfer assets to non-restricted subsidiaries; and (v) consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets.

The indentures also provide for customary events of default including, but not limited to, the failure to pay scheduled principal and interest payments on the notes, the failure to comply with covenants and agreements specified in the indenture, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness and certain events of insolvency. If any event of default occurs, any amount then outstanding under the relevant indentures may immediately become due and payable.

Unsecured revolving credit agreement

2012 Credit Facility.  On October 9, 2012, we entered into a $2.3 billion three-year unsecured revolving credit facility with a group of 10 banks that expires on October 9, 2015. Our revolving credit facility provides for interest rates based on either a base rate or LIBOR plus a margin, currently 2.00%, determined by reference to our ratio of consolidated indebtedness to shareholders’ equity. The credit agreement contains customary events of default and restrictive covenants that, among other things, limit our ability to incur liens and transfer or sell assets. The credit agreement also contains financial covenants that require us to maintain a minimum interest coverage ratio and a maximum ratio of consolidated indebtedness to shareholders’ equity. As of December 31, 2013 and February 24, 2014, we had not drawn on our revolving credit facility.

In connection with our pending sale to AerCap, on January 28, 2014, we amended our $2.3 billion revolving credit facility. The amendment will only become effective upon the occurrence of certain conditions, including the consummation of the pending sale of us to AerCap. As part of the amendments to our revolving credit facility, AerCap and certain of its subsidiaries will be required to guarantee our obligations under the revolving credit facility and the cross-default provision will extend to defaults on certain indebtedness of AerCap or any of its subsidiaries that are guarantors at such time under the revolving credit agreement. The amendments to the revolving credit facility also add financial covenants and revise other financial and restrictive covenants. The new and revised financial covenants will be measured on a consolidated basis for AerCap and its subsidiaries.

Subordinated debt

In December 2005, we issued two tranches of subordinated debt totaling $1.0 billion. Both tranches mature on December 21, 2065. The $400 million tranche has a call option date of December 21, 2015. The $400 million tranche has a fixed interest rate of 6.25% until the 2015 call option date. If we do not exercise the call option, the interest rate will change to a floating rate, reset quarterly, based on a margin of 1.80% plus the highest of (i) 3 month LIBOR; (ii) 10-year constant maturity treasury; and (iii) 30-year constant maturity treasury. We can call the $600 million tranche at any time. The interest rate on the $600 million tranche is a floating rate with a margin of 1.55% plus the highest of (i) 3 month LIBOR; (ii)10-year constant maturity treasury; and (iii) 30-year constant maturity treasury. The interest rate resets quarterly. At December 31, 2013, the interest rate was 5.46%. If we choose to redeem the $600 million tranche, we must pay 100% of the principal amount of the bonds being redeemed, plus any accrued and unpaid interest to the redemption date. If we choose to redeem only a portion of the outstanding bonds, at least $50 million principal amount of the bonds must remain outstanding.

Under the terms of the subordinated debt, failure to comply with a financial test requiring a minimum ratio of equity to total managed assets and a minimum fixed charge coverage ratio will result in a “mandatory trigger event”. If a mandatory trigger event occurs and we are unable to raise sufficient capital through capital contributions from AIG or the sale of our stock (in the manner permitted by the terms of the subordinated debt) to cover the next interest payment on the subordinated debt, a “mandatory deferral event” will occur. If a mandatory deferral event occurs, we would be required to defer all interest payments on the subordinated debt and be prohibited from paying cash dividends on our capital stock (including our market auction preferred stock) until we are in compliance with both financial tests or have raised sufficient capital to pay all accumulated and unpaid interest on the subordinated debt. Mandatory trigger events and mandatory deferral events are not events of default under the indenture governing the subordinated debt.

On July 25, 2013, we amended the financial tests in both tranches of subordinated debt after a majority of the holders of the subordinated debt consented to such amendments. The financial tests were amended by (i) replacing the definition of “Tangible Equity Amount” used in calculating our ratio of equity to total managed assets with a definition for “Total Equity Amount” that does not exclude intangible assets from our total stockholders’ equity as reflected on our consolidated balance sheet, and (ii) amending the calculation of the earnings portion of our minimum fixed charge coverage ratio by replacing the definition of “Adjusted Earnings Before Interest and Taxes” used in calculating such ratio with a definition for “Adjusted EBITDA” that excludes, among other items, interest, taxes, depreciation, amortization, all impairment charges and loss on extinguishment of debt. These amendments make it less likely that we will fail to comply with such financial tests.

Loss on extinguishment of debt

2013.  During the year ended December 31, 2013, we prepaid in full our $550 million secured term loan originally scheduled to mature in April 2016, the total outstanding under both tranches of the $106.0 million secured financing, and the total outstanding under the $55.4 million secured financing, and prepaid $150 million of the outstanding principal amount of our secured term loan due June 30, 2017. In connection with these prepayments, we recognized charges aggregating $17.7 million from the write off of unamortized deferred financing costs and deferred debt discount.

2012.  During the year ended December 31, 2012, we prepaid the remaining $456.9 million outstanding under our secured credit facility dated October 13, 2006. We also prepaid in full our $750 million secured term loan and we refinanced our $550 million secured term loan at a lower interest rate. In connection with these prepayments and refinancing, we recognized charges aggregating $22.9 million from the write off of unamortized deferred financing costs and deferred debt discount.

2011.  On June 17, 2011, we completed tender offers and accepted for purchase previously issued notes with an aggregate principal amount of approximately $1.67 billion, resulting in total cash consideration, including accrued and unpaid interest, of approximately $1.75 billion. In connection with the cancellation of the notes, we recognized losses aggregating approximately $61.1 million, which included the cost of repurchasing the notes and the write off of the remaining unamortized deferred financing costs.

Existing commitments

Maturities of debt financing (excluding deferred debt discount) at December 31, 2013 are as follows:

(Dollars in thousands)
2014	$3,045,918
2015	2,884,508
2016	3,280,058
2017	3,149,725
2018	2,980,135
Thereafter	6,137,027
$21,477,371

Other

Under the most restrictive provisions of our debt agreements, consolidated retained earnings at December 31, 2013, in the amount of $2.7 billion are unrestricted as to payment of dividends based on consolidated net tangible worth requirements. We have not paid any dividends on our common stock since 2008. Under the terms of our subordinated debt, we may be restricted from paying cash dividends on our capital stock in the future if we fail to comply with certain covenants, as described above under “—Subordinated Debt.”

Note L—Security deposits on aircraft, deferred overhaul rental and other customer deposits

As of December 31, 2013 and 2012, Security deposits, deferred overhaul rental and other customer deposits were comprised of:

	As of December 31,
	2013	2012
	(Dollars in thousands)
Security deposits paid by lessees	$1,065,719	$1,115,213
Deferred overhaul rentals	882,422	754,175
Rents received in advance and straight-line rents	460,785	453,837
Other customer deposits	229,068	201,756
Total	$2,637,994	$2,524,981

Note M—Shareholders’ equity

Market auction preferred stock

The MAPS have a liquidation value of $100,000 per share and are not convertible. The dividend rate, other than the initial rate, for each dividend period for each series is to be reset approximately every seven weeks (49 days) on the basis of orders placed in an auction, provided such auctions are able to occur. At December 31, 2013, the dividend rate for Series A MAPS was 0.193% and the dividend rate for Series B MAPS was 0.223%. During 2012, there was no ability to conduct such auctions. Therefore, the MAPS certificates of determination dictate that a “maximum applicable rate” (as calculated on each auction date pursuant to the certificates of determination) be paid on the MAPS.

Paid-in capital

We recorded approximately $10.1 million in 2013, $2.6 million in 2012 and $(8.0) million in 2011 in Paid-in capital for compensation, legal fees and other expenses paid by AIG on our behalf, which we were not required to reimburse. We adjusted Paid-in capital by $8.0 million for the year ended December 31, 2011, resulting from an adjustment for forfeited pension benefits. The pension expenses had been recorded in Paid-in capital in previous years when recognized.

In addition, in 2012 we received one corporate aircraft from AIG and recorded $16.7 million, net of taxes of $9.2 million, as a capital contribution in Paid-in capital to reflect the transaction.

Accumulated other comprehensive (loss) income

Accumulated other comprehensive (loss) income consists of changes in fair value of derivative instruments that qualify as cash flow hedges and unrealized gains and losses on marketable securities classified as “available-for- sale.” The fair value of derivatives is based upon a model that employs current interest and volatility rates as well as other observable inputs, as applicable. The fair value of marketable securities was determined using quoted market prices.

The following table presents a rollforward of Accumulated other comprehensive (loss) income:

	Gains and losses on cash flow hedges	Unrealized gains and losses on available-for-sale securities	Total
	(Dollars in thousands)
Balance at December 31, 2010	$(59,476)	$532	$(58,944)
Other comprehensive income before reclassifications	52,683	(625)	52,058
Amounts reclassified from AOCI	8,414	—	8,414
Income tax effect	(21,384)	219	(21,165)
Net increase in other comprehensive income	39,713	(406)	39,307
Balance at December 31, 2011	$(19,763)	$126	$(19,637)
Other comprehensive income before reclassifications	9,208	486	9,694
Amounts reclassified from AOCI	1,212	—	1,212
Income tax effect	(3,588)	(172)	(3,760)
Net increase in other comprehensive income	6,832	314	7,146
Balance at December 31, 2012	$(12,931)	$440	$(12,491)
Other comprehensive income before reclassifications	11,265	391	11,656
Amounts reclassified from AOCI	1,183	—	1,183
Income tax effect	(4,394)	(138)	(4,532)
Net increase in other comprehensive income	8,054	253	8,307
Balance at December 31, 2013	$(4,877)	$693	$(4,184)

The following table presents the classification and amount of reclassifications from AOCI to the Consolidated Statements of Operations:

	December 31, 2013	December 31, 2012	December 31, 2011	Consolidated statements of operations classification
	(Dollars in thousands)
Cash flow hedges
Interest rate swap agreements	$(53)	$(82)	$(111)	Other expenses
Foreign exchange swap agreements	—	—	1,008	Other expenses
Income effect of maturing derivative contracts	—	—	(6,502)	Other expenses
Reclassification of amounts de-designated as hedges recorded in AOCI	(1,130)	(1,130)	(2,809)	Other expenses
	(1,183)	(1,212)	(8,414)
Available-for-sale securities
Realized gains and losses on available-for-sale securities	—	—	—	Selling, general and administrative
	—	—	—
Total reclassifications	$(1,183)	$(1,212)	$(8,414)

Retained earnings

We recorded the following as dividends charged to Retained Earnings for the following years: $0.9 million in 2013 when we transferred AIG stock to AIG and $25.4 million, net of taxes of $11.9 million in 2012, when we transferred two corporate aircraft to AIG.

Note N—Rental income

Minimum future rentals on non-cancelable operating leases and subleases of flight equipment that has been delivered as of December 31, 2013 are shown below.

Year ended	(Dollars in thousands)
2014	$3,648,098
2015	3,033,688
2016	2,473,946
2017	1,857,141
2018	1,194,151
Thereafter	2,328,344

Additional net overhaul rentals recognized aggregated $202.4 million in 2013, $241.6 million in 2012 and $198.8 million in 2011, from overhaul rental collections of $713.4 million, $722.0 million and $734.0 million, respectively, for those periods. Flight hour rental revenue we earned based on the lessees’ usage aggregated $75.7 million in 2013, $105.3 million in 2012 and $54.4 million in 2011. Flight equipment is leased, under operating leases, with remaining terms ranging from one to 13 years.

Lease Incentives:  Unamortized lease incentives of $183.2 million and $128.6 million at December 31, 2013 and 2012, respectively, are included in Lease receivables and other assets on our Consolidated Balance Sheets. We capitalized lease incentives of $138.5 million and $65.8 million for the years ended December 31, 2013 and 2012, respectively. During the years ended December 31, 2013, 2012 and 2011, we amortized lease incentives into Rentals of flight equipment aggregating $78.1 million, $61.5 million and $63.4 million, respectively.

Note O—Income taxes

The following table presents our (loss) income before income taxes by the U.S. and foreign location in which such pre-tax (loss) income was earned or incurred.

	Years ended December 31,
	2013	2012	2011
	(Dollars in thousands)
U.S.	$(644,050)	$19,835	$(1,309,684)
Foreign	(152,434)	351,256	275,705
Total	$(796,484)	$371,091	$(1,033,979)

Our foreign entities are generally treated as foreign disregarded entities of a U.S. corporation for U.S federal income tax purposes. Accordingly, the foreign income is also subject to U.S. federal income tax on a current basis.

The (benefit) provision for income taxes is comprised of the following:

	2013	2012	2011
	(Dollars in thousands)
Current:
Federal	$12,696	$23,859	$156,086
State	1,284	(613)	1,175
Foreign	284	494	990
	14,264	23,740	158,251
Deferred:
Federal	(288,838)	(73,202)	(553,439)
State	(8,637)	(6,332)	32,443
Foreign	3,810	16,563	52,667
	(293,665)	(62,971)	(468,329)
	$(279,401)	$(39,231)	$(310,078)

ILFC is included in the consolidated federal income tax return of AIG as well as certain state tax returns where AIG files on a combined/unitary basis. Under our tax sharing agreement with AIG, we settle our current tax liability as if ILFC and its subsidiaries are each a separate standalone taxpayer. Thus, AIG credits us to the extent our net operating losses, foreign tax credits and other tax benefits (calculated on a separate return basis) are used in AIG’s consolidated tax return and charges us to the extent of our tax liability (calculated on a separate return basis).

The net deferred tax liability consists of the following deferred tax liabilities (assets):

	2013	2012
	(Dollars in thousands)
Deferred Tax Liabilities:
Accelerated depreciation on flight equipment	$4,723,639	$4,999,957
Total Deferred Tax Liabilities	$4,723,639	$4,999,957
Deferred Tax Assets:
Straight line rents	$(35,315)	$(23,719)
Estimated reimbursements of overhaul rentals	(312,689)	(267,157)
Capitalized overhauls	(92,325)	(100,418)
Rent received in advance	(86,558)	(91,879)
Derivatives	(3,211)	(8,155)
Accruals and reserves	(88,842)	(110,466)
Net operating loss carry forward and other tax attributes	(178,071)	(211,854)
Investment in foreign subsidiaries	(73,041)	(69,230)
Other	(14,871)	(10,146)
Total Deferred Tax Assets	$(884,923)	$(893,024)
Valuation Allowance	$15,736	$35,790
Total Deferred Tax Assets After Valuation Allowance	$(869,187)	$(857,234)
Net Deferred Tax Liability	$3,854,452	$4,142,723

Our U.S. federal net operating losses are generally classified as deferred tax assets due to uncertainties with regard to the timing of their future utilization in the consolidated tax return of AIG. On a separate tax return basis, we have U.S. federal gross net operating loss carryforwards of $779.9 million and $995.0 million for December 31, 2013 and December 31, 2012, respectively. Our U.S. federal net operating loss carryforwards expire beginning in 2028. In addition, as of December 31, 2013 and December 31, 2012, we also have gross foreign net operating loss carryforwards of $300.7 million and $283.0 million, respectively. Our foreign net operating loss carryforwards do not expire. In Australia, because we do not expect to generate sufficient sources of taxable income to fully utilize our foreign net operating loss carryforwards, we have recorded a valuation allowance of $15.7 million and $35.8 million, as of December 31, 2013 and December 31, 2012, respectively, resulting in a deferred tax asset, net of valuation allowance, of $0 million at December 31, 2013 and December 31, 2012. We have U.S. foreign tax credits carryforwards which begin to expire in 2018. We also have certain state net operating loss carryforwards which begin to expire in 2026.

In making our assessment of the realization of deferred tax assets including net operating loss carry forwards, we considered all available evidence, including (i) the projected amount, nature and timing of the realization of deferred tax liabilities; (ii) current and projected taxable income; (iii) implications of our tax sharing agreement with AIG; and (iv) tax planning strategies.

A reconciliation of the expected total provision at the statutory tax rate for income taxes to the amount recorded is as follows:

	2013	2012	2011
	(Dollars in thousands)
Computed expected provision at 35%	$(278,769)	$129,882	$(361,893)
State income tax, net of Federal	(4,780)	(4,514)	21,852
IRS audit adjustments and interest	(485)	(2,802)	37,011
Tax basis adjustment	914	(162,639)	—
Other	3,719	842	(7,048)
(Benefit) Provision for income taxes	$(279,401)	$(39,231)	$(310,078)

We are periodically advised of certain IRS and other adjustments identified in AIG’s consolidated tax return which are attributable to our operations. Under our tax sharing arrangement, we provide a charge or credit for the effect of the adjustments and the related interest in the period we are advised of such adjustments and interest. We recognized $(0.5) million, $(2.8) million and $37 million of IRS audit adjustments in the Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011, respectively.

In May 2012, a decision in favor of a taxpayer was granted whereby the U.S. Court of Federal Claims held that in calculating the gain realized upon the sale of an asset under the Foreign Sales Corporation regime, the asset’s adjusted tax basis should not be reduced by the amount of disallowed depreciation deductions allocable to tax-exempt foreign trade income. Based upon the decision reached in the case, we have adjusted our tax basis in certain flight equipment and recorded an income tax benefit of approximately $601 million and a corresponding reserve of $438.5 million for uncertain tax positions, resulting in a net tax benefit of $162.6 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in thousands)
Balance at January 1, 2011	$225,352
Additions based on tax positions related to 2011	48,549
Additions for tax positions of prior years	800
Reductions for tax positions of prior years	(18,115)
Balance at December 31, 2011	256,586
Additions based on tax positions related to 2012	480,927
Additions for tax positions of prior years	5,652
Reductions for tax positions of prior years	(17,419)
Balance at December 31, 2012	725,746
Additions based on tax positions related to 2013	88,326
Additions for tax positions of prior years	355
Reductions for tax positions of prior years	(5,418)
Balance at December 31, 2013	$809,009

Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. We recognized $8.5 million, $2.7 million and $(4.3) million of interest, net of the federal benefit, in the Consolidated Statements of Operations for the years ended December 31, 2013, 2012, and 2011, respectively. At December 31, 2013, 2012, and 2011, we had accrued $20.2 million, $11.7 million and $8.9 million, respectively, for the payment of interest, net of the federal tax benefit. At December 31, 2013, 2012 and 2011, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the tax rate were $809.0 million, $725.7 million and $256.6 million, respectively.

We regularly evaluate adjustments proposed by taxing authorities. At December 31, 2013, such proposed adjustments would not have resulted in a material change to our consolidated financial condition, although it is possible that the effect could be material to our consolidated results of operations for an individual reporting period. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next 12 months, based on the information currently available, we do not expect any change to be material to our consolidated financial condition.

Although we operate in various countries throughout the world, the major tax jurisdictions in which we operate in are the U.S. and Ireland. In the U.S., we are included in AIG’s consolidated federal income tax return, which is currently under examination for tax years 2000 through 2006. The Statute of Limitation for all years prior to 2000 has expired for our consolidated federal tax return. In Ireland, we are subject to examination for tax years from 2009 through 2012.

Note P—Other information

Concentration of credit risk

We lease and sell aircraft to airlines and others throughout the world and our leases and notes receivables are from entities located throughout the world. We generally obtain deposits on leases and obtain collateral in flight equipment on notes receivable. No single customer accounted for more than 10% of total revenues in 2013, 2012 or 2011.

Our 2012 revenues from rentals of flight equipment include $62.6 million (1.4% of total revenue) from lessees who filed for bankruptcy protection or ceased operations during 2012.

Segment information

We operate within one industry: the leasing, sales and management of flight equipment. AeroTurbine is not material to our financial statements and therefore not considered a segment.

Geographic concentration

Revenues from rentals of flight equipment to airlines outside the U.S. were $3.9 billion in 2013, $4.1 billion in 2012 and $4.2 billion in 2011, comprising 93.1%, 93.6% and 94.4%, respectively, of total revenues from rentals of flight equipment. The following table sets forth the dollar amount and percentage of total revenues from rentals of flight equipment attributable to the indicated geographic areas based on each airline’s principal place of business for the years indicated:

	2013		2012		2011
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Europe(a)	$1,405,342	33.7%	$1,561,565	35.9%	$1,730,203	38.8%
Asia and the Pacific	1,232,174	29.6	1,295,799	29.8	1,335,533	30.0
The Middle East and Africa	533,616	12.8	540,047	12.4	555,058	12.5
U.S. and Canada	384,430	9.2	389,533	9.0	362,067	8.1
Commonwealth of Independent States	326,062	7.8	287,643	6.6	244,418	5.5
Central and South America and Mexico	284,409	6.9	271,015	6.3	227,126	5.1
	$4,166,033(b)	100.0%	$4,345,602(b)	100.0%	$4,454,405(b)	100.0%

(a)
Includes $305,296 (2013), $352,363 (2012) and $400,300 (2011) of revenue attributable to customers whose principal business is located in the Euro-zone periphery, which is comprised of Greece, Ireland, Italy, Portugal and Spain. Revenues generated from Europe have decreased from 2011 through 2013 as a result of increased repossessions of aircraft from European customers following the European sovereign debt crisis, that we re-leased to airlines domiciled elsewhere.

(b)	Includes AeroTurbine lease revenue of $72,175 (2013), $78,922 (2012) and $19,874 from its acquisition date of October 7, 2011 to December 31, 2011.

Our revenues from all of our customers based in each of China and France exceeded 10% of our consolidated revenues for certain periods, as set forth in the table below. No other individual country accounted for more than 10% of our total revenues during the periods indicated:

	2013		2012		2011
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
China	$706,748	17.0%	$743,447	17.1%	$766,350	17.2%
France	411,343	9.9	457,007	10.5	487,027	10.9

Currency risk

Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay substantially all of our expenses in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the U.S. dollar in relation to foreign currencies increases our expenses paid in foreign currencies and an increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency denominated leases. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts. Foreign currency transaction gains (losses) in the amounts of $0.6 million, $0.7 million and $(2.4) million were recognized for the years ended December 31, 2013, 2012, and 2011, respectively, and are included in Other income in our Consolidated Statements of Operations.

Note Q—Employee benefit plans

Our employees participate in various benefit plans sponsored by AIG, including a noncontributory qualified defined benefit retirement plan, and various share based and other compensation plans. During 2012, we set up our own voluntary savings plan (401(k) plan) and transferred all participating employee’s savings from the 401(k) plan sponsored by AIG.

Pension plans

Pension plan and 401(k) plan expenses were $9.5 million for 2013, $4.9 million for 2012 and $4.7 million for 2011. Pension plan expenses include amounts allocated to us by AIG for our U.S employees and pension plan expenses paid directly to third parties related to our employees working in foreign offices. The 401(k) plan expenses represents the cost of the Company’s matching of employee contributions up to a fixed percentage limit.

AIG’s U.S. benefit plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates. AIG’s projected benefit obligations exceeded the plan assets at December 31, 2013 by approximately $858 million.

On April 1, 2012, the AIG Retirement Plan was converted from final average pay to cash balance formulas comprised of pay credits based on six percent of a plan participant’s annual compensation (subject to IRS limitations) and annual interest credits. However, employees satisfying certain age and service requirements (i.e. grandfathered employees) remain covered under the old plan formula, which is based upon a percentage of final average compensation multiplied by years of credited service, up to 44 years.

AIG also sponsors several non-qualified unfunded defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by the qualified plan. These include the AIG Non-Qualified Retirement Income Plan (AIG NQRIP), which provides a benefit equal to the reduction in benefits payable to certain employees under the qualified plan as a result of federal tax limitations on compensation and benefits payable.

Share-based and other compensation plans

At December 31, 2013, our employees participated in the following share-based and other compensation plans: (i) stock salary and restricted stock unit awards; and (ii) short and long term incentive awards.

We recorded compensation expenses of $14.8 million, $15.4 million and $(3.2) million for our participation in AIG’s share-based programs and $45.7 million, $33.2 million and $22.2 million for our short and long-term incentive plans for the years ended December 31, 2013, 2012, and 2011, respectively. The impact of all plans, both individually and in the aggregate, is immaterial to the consolidated financial statements.

Note R—Commitments and contingencies

Aircraft orders

At December 31, 2013, we had committed to purchase 335 new aircraft, one used aircraft from third parties, and 13 new spare engines scheduled for delivery through 2022, with aggregate estimated total remaining payments (including adjustments for certain contractual escalation provisions) of approximately $21.8 billion. Our obligation to purchase nine of the total aircraft is contingent upon the occurrence of certain events. The majority of these commitments to purchase new aircraft and engines are based upon agreements with each of Boeing, Airbus, Embraer and Pratt and Whitney. In addition, AeroTurbine has agreed to purchase two used aircraft and two engines under other flight equipment purchase agreements for an aggregate purchase commitment of $31.3 million.

The Boeing aircraft (models 737 and 787), the Airbus aircraft (models A320neo, A321neo, A321-200 and A350XWB), and the Embraer E-Jets E2 aircraft are being purchased pursuant to the terms of purchase agreements executed by us and Boeing, Airbus, or Embraer. These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of December 31, 2013, we had made non- refundable deposits on these purchase commitments (exclusive of capitalized interest) of approximately $411.7 million, $124.6 million, and $7.5 million with Boeing, Airbus, and Embraer, respectively.

Management anticipates that a portion of the aggregate purchase price for the acquisition of aircraft will be funded by incurring additional debt. The amount of the indebtedness to be incurred will depend upon the final purchase price of the aircraft, which can vary due to a number of factors, including inflation.

Asset value guarantees

We have previously contracted to provide guarantees on a portion of the residual value of certain aircraft to financial institutions and other third parties for a fee, some of which are still outstanding. As of December 31, 2013, we provided ten such guarantees that had not yet been exercised. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and provide us with an option to purchase the aircraft for the guaranteed value. During the year ended December 31, 2013, we purchased five used aircraft under guarantees previously exercised, three of which we subsequently sold. We may purchase one additional aircraft during 2015 under a separate previously exercised guarantee. At December 31, 2013, the total reserves related to these asset value guarantees we have contracted to provide aggregated $125.5 million and the maximum aggregate potential commitment that we were obligated to pay under these guarantees, without any offset for the projected value of the aircraft or other features that may limit our exposure, was approximately $330.6 million.

Management regularly reviews the underlying values of the aircraft collateral to determine our exposure under asset value guarantees and aircraft loan guarantees. We recorded provisions for losses on asset value guarantees of $100.5 million related to six asset value guarantees during 2013, $31.3 million related to three asset value guarantees during 2012, and $13.5 million related to two asset value guarantees during 2011. The amounts recorded reflect the differences between the estimated fair market value of the aircraft at the expected purchase date and the guaranteed value of these aircraft, adjusted for contractual provisions that limit our expected losses. The provision recorded during 2013 primarily relates to four Airbus A340-600 aircraft for which the estimated fair market value of the aircraft at the purchase date declined significantly as a result of the shorter estimated holding periods that we now expect for these aircraft. The shorter estimated holding periods have a significant impact on the estimated future cash flows for periods following the purchase dates pursuant to the asset value guarantees and have resulted in a significant increase to our expected losses on these four guarantees. See Note F—Aircraft Impairment Charges on Flight Equipment Held for Use for further discussion regarding the impairment charges we recorded for Airbus A340-600 aircraft in our fleet during 2013. The carrying balance of guarantees, which consist of unamortized deferred premiums and reserves, were $128.7 million at December 31, 2013 and $49.3 million at December 31, 2012 and are included in Accrued interest and other payables on our Consolidated Balance Sheets.

Leases

We have operating leases for office space and office equipment extending through 2026. Rent expense was $15.5 million in 2013, $15.9 million in 2012 and $13.0 million in 2011. The leases provide for step rentals over the term and those rentals are considered in determining the amount of rent expense to be recorded on a straight-line basis over the term of the lease. Tenant improvement allowances received from lessors are capitalized and amortized in Selling, general and administrative expenses in our Consolidated Statement of Operations as a reduction of rent expense. Commitments for minimum rentals under the non-cancelable leases at December 31, 2013, are as follows:

(Dollars in thousands)
2014	$14,704
2015	11,463
2016	4,389
2017	3,643
2018	3,308
Thereafter	19,487
Total(a)	$56,994

(a)	Minimum rentals have not been reduced by future minimum sublease rentals of $1.9 million under non-cancelable subleases.

Contingencies

Legal proceedings

Yemen Airways-Yemenia:  We are named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier. The plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The operative litigation commenced in January 2011 and is pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in our favor and dismissed all of plaintiffs’ remaining claims. This order remains subject to plaintiffs’ right to appeal but we believe that we have substantial defenses on the merits and that we are adequately covered by available liability insurance. We do not believe that the outcome of the Yemenia lawsuit will have a material effect on our consolidated financial condition, results of operations or cash flows.

Air Lease:  On April 24, 2012, ILFC and AIG filed a lawsuit in the Los Angeles Superior Court against ILFC’s former CEO, Steven Udvar Hazy, Mr. Hazy’s current company, Air Lease Corporation (ALC), and a number of ALC’s officers and employees who were formerly employed by ILFC. The lawsuit alleges that Mr. Hazy and the former officers and employees, while employed at ILFC, diverted corporate opportunities from ILFC, misappropriated ILFC’s trade secrets and other proprietary information, and committed other breaches of their fiduciary duties, all at the behest of ALC. The complaint seeks monetary damages and injunctive relief for breaches of fiduciary duty, misappropriation of trade secrets, unfair competition, and various other violations of state law.

On August 15, 2013, ALC filed a cross-complaint against ILFC and AIG. Relevant to ILFC, ALC’s cross-complaint alleges that ILFC entered into, and later breached, an agreement to sell aircraft to ALC. Based on these allegations, the cross-complaint asserts a claim against ILFC for breach of contract. The cross-complaint seeks significant compensatory and punitive damages. We believe we have substantial defenses on the merits and will vigorously defend ourselves against ALC’s claim.

We are also a party to various claims and litigation matters arising in the ordinary course of our business. We do not believe that the outcome of these matters, individually or in the aggregate, will be material to our consolidated financial condition, results of operations or cash flows.

Note S—Variable interest entities

Our leasing and financing activities require us to use many forms of entities to achieve our business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the activities, and being the sole shareholder of the VIE. See Note K—Debt Financing.

Non-recourse financing structures

We consolidate three entities in which ILFC has a variable interest, each of which was established to obtain secured financing for the purchase of aircraft. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect these entities’ economic performance, and we absorb the majority of the risks and rewards of these entities.

Wholly-owned ECA and Ex-Im financing vehicles

We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. The entities meet the definition of a VIE because they do not have sufficient equity to operate without ILFC’s subordinated financial support in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our consolidated financial statements.

Other secured financings

We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. The entities meet the definition of a VIE because they do not have sufficient equity to operate without ILFC’s subordinated financial support in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our consolidated financial statements.

Wholly-owned leasing entities

We have created wholly owned subsidiaries for the purpose of facilitating aircraft leases with airlines. The entities meet the definition of a VIE because they do not have sufficient equity to operate without ILFC’s subordinated financial support in the form of intercompany loans, which serve as equity. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of the entities. These entities are therefore consolidated into our consolidated financial statements.

Other variable interest entities

We have variable interests in the following entities, in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entity’s economic performance: (i) one entity that we have previously sold aircraft to and for which we manage the aircraft, in which our variable interest consists of the servicing fee we receive for the management of those aircraft; and (ii) two affiliated entities we sold aircraft to in 2003 and 2004, which aircraft we continue to manage, in which our variable interests consist of the servicing fee we receive for the management of those aircraft. These two affiliated entities, for which we manage aircraft, are consolidated into AIG’s financial statements.

Note T—Fair value measurements

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Assets and liabilities recorded at fair value on our Consolidated Balance Sheets are measured and classified in a hierarchy for disclosure purposes consisting of three levels based on the observability of inputs available in the marketplace used to measure the fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets; Level 2 refers to fair values estimated using significant other observable inputs; and Level 3 refers to fair values estimated using significant non-observable inputs.

At December 31, 2013, our derivative portfolio consisted of interest rate swap contracts and at December 31, 2012, our derivative portfolio consisted of interest rate swap and interest rate cap contracts. The fair value of these instruments are based upon a model that employs current interest and volatility rates, as well as other observable inputs as applicable. As such, the valuation of these instruments is classified as Level 2.

Assets and liabilities measured at fair value on a recurring basis

The following table presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and December 31, 2012, categorized using the fair value hierarchy described above.

	Level 1	Level 2		Level 3	Counterparty netting	Total
	(Dollars in thousands)
December 31, 2013:
Derivative assets	$—			$—	$—	$	—(b )
Derivative liabilities	—	(8,348	)(a)	—	—		(8,348)
Total derivative liabilities, net	$—	$(8,348)		$—	$—		$(8,348)
December 31, 2012:
Derivative assets	$—	$54		$—	$—		$54(b )
Derivative liabilities	—	(20,933	)(a)	—	—		(20,933)
Total derivative liabilities, net	$—	$(20,879)		$—	$—		$(20,879)

(a)	The balance includes CVA and MVA adjustments of $.01 million and $0.3 million as of December 31, 2013 and 2012, respectively.

(b)	Derivative assets are presented in Lease receivables and other assets on the Consolidated Balance Sheet.

Assets and liabilities measured at fair value on a non-recurring basis

We measure the fair value of flight equipment on a non-recurring basis when events or changes in circumstances indicate that the carrying amount of our aircraft may not be recoverable.

The fair value of flight equipment is classified as a Level 3 valuation. Management evaluates quarterly the need to perform a recoverability assessment of flight equipment, and performs this assessment at least annually for all aircraft in our fleet. Recoverability assessments are performed whenever events or changes in circumstances indicate that the carrying amount of our flight equipment may not be recoverable, which may require us to change our assumptions related to future projected cash flows. Management is active in the aircraft leasing industry and develops the assumptions used in the recoverability assessment. As part of the recoverability process, we update the critical and significant assumptions used in the recoverability assessment. Fair value of flight equipment is determined using an income approach based on the present value of cash flows from contractual lease agreements, flight hour rentals, where appropriate, and projected future lease payments, which extend to the end of the aircraft’s economic life in its highest and best use configuration, as well as a disposition value, based on the expectations of market participants.

We recognized impairment charges and fair value adjustments for the years ended December 31, 2013 and 2012, as provided in Note F—Aircraft Impairment Charges on Flight Equipment Held for Use and Note G—Aircraft Impairment Charges and Fair Value Adjustments on Flight Equipment Sold or to be Disposed.

The following table presents the effect on our consolidated financial statements as a result of the non-recurring impairment charges and fair value adjustments recorded on Flight equipment for the year ended December 31, 2013:

	Book value at December 31, 2012	Impairment charges	Reclassifications and other adjustments		Sales	Depreciation	Book value at December 31, 2013
	(Dollars in thousands)
Flight equipment	$2,605,615	$(1,400,226)	$(266,732)		$(20,962)	$(181,941)	$735,754
Flight equipment held for sale	—	(825)	153,825		(153,000)	—	—
Lease receivables and other assets	6,721	(349)	37,393		(24,717)	(2,366)	16,682
Net investment in finance and sales-type leases	—	—	80,497		—	—	80,497
Total	$2,612,336	$(1,401,400)	$4,983	(a)	$(198,679)	$(184,307)	$832,933

(a)	Represents collections and security deposits applied against the finance and sales-type leases, offset by costs capitalized to flight equipment.

Inputs to non-recurring fair value measurements categorized as level 3

We measure the fair value of flight equipment on a non-recurring basis, when GAAP requires the application of fair value. The fair value of flight equipment is estimated when (i) aircraft held for use in our fleet is not recoverable; (ii) aircraft expected to be sold or parted-out is not recoverable; and (iii) aircraft is sold as part of a sales-type lease. We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. The key inputs to the income approach include the current contractual lease cash flows and the projected future non-contractual lease cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use configuration, as well as a contractual or estimated disposition value. The determination of these key inputs in applying the income approach is discussed below.

The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to a follow-on lease term(s), which are estimated based on the age of the aircraft at the time of re-lease. Follow-on leases and related cash flows are assumed through the estimated holding period of the aircraft. The holding period assumption is the period over which future cash flows are assumed to be generated. We generally assume the aircraft will be leased over a 25-year estimated economic useful life from the date of manufacture unless facts and circumstances indicate the holding period is expected to be shorter. Shorter holding periods can result from our assessment of the continued marketability of certain aircraft types or when a potential sale or future part-out of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated or actual sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the residual value assumed is based on an estimated part-out value or the contracted sale price.

The aggregate cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates market participant assumptions regarding the market attractiveness of the aircraft type and the likely debt and equity financing components and the required returns of those financing components. Management has identified the key elements affecting the fair value calculation as the discount rate used to present value the estimated cash flows, the estimated aircraft holding period, and the proportion of contractual versus non-contractual cash flows.

For Flight equipment for which non-recurring impairment charges and fair value adjustments were recorded during the year ended December 31, 2013, the following table presents the fair value of such Flight equipment as of the measurement date, the valuation technique, and the related unobservable inputs:

	Fair value	Valuation technique	Unobservable inputs	Range (weighted average)
	(Dollars in millions)
Flight Equipment	$1,178.1	Income Approach	Discount Rate	7.5% - 19.5%	(14.2%)
			Remaining Holding Period	0 - 10 years (3 years)
			Present Value of Non-Contractual Cash Flows as a Percentage of Fair Value	0 - 100%	(38%)

Sensitivity to changes in unobservable inputs

We consider unobservable inputs to be those for which market data is not available and that we developed using the best information available to us related to assumptions market participants use when pricing the asset or liability. Relevant inputs vary depending on the nature of the asset or liability being measured at fair value. The effect of a change in a particular assumption is considered independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.

The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, and can be impacted by fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining holding period and non-contractual cash flows represent management’s estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate applied would decrease the fair value of an aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement.

Note U—Derivative financial instruments

From time to time, we may employ a variety of derivatives to manage exposures to interest rate and foreign currency risks. At December 31, 2013, we had interest rate swap agreements entered into with a related counterparty that mature through 2015. During the year ended December 31, 2013, we also had two interest rate cap agreements with an unrelated counterparty in connection with a secured financing transaction that were scheduled to mature in 2018. We prepaid the debt related to our interest rate cap agreements in 2013 and terminated our interest rate cap agreements. Previously, we were also party to two foreign currency swap agreements that matured during 2011, which we had entered into with a related counterparty.

All our interest rate swap and foreign currency swap agreements have been or were designated as cash flow hedges and changes in fair value of cash flow hedges are recorded in OCI. Where hedge accounting is not achieved, the change in fair value of the derivative is recorded in income. We did not designate the interest rate cap agreements as hedges, and all changes in fair value were recorded in income.

We have previously de-designated and re-designated certain of our derivative contracts. The balance accumulated in AOCI at the time of the de-designation is amortized into income over the remaining life of the previously hedged item. If the expected cash flows of the previously hedged item are no longer expected to occur, any related amounts remaining in AOCI would be immediately recognized in earnings.

All of our interest rate swap agreements are subject to a master netting agreement, which would allow the netting of derivative assets and liabilities in the case of default under any one contract. Our interest rate swap agreements are recorded at fair value on our Consolidated Balance Sheets in Derivative liabilities (see Note T—Fair Value Measurements). All of our derivatives were in a liability position at December 31, 2013. Our interest rate cap agreements at December 31, 2012 were recorded at fair value and included in Lease receivables and other assets. Our derivative contracts do not have any credit risk related contingent features and we are not required to post collateral under any of our existing derivative contracts.

Derivatives have notional amounts, which generally represent amounts used to calculate contractual cash flows to be exchanged under the contract. The following table presents notional and fair values of derivatives outstanding at the following dates:

	Asset derivatives		Liability derivatives
	Notional value	Fair value	Notional value	Fair value
	(Dollars in thousands)
December 31, 2013:
Derivatives designated as hedging instruments:
Interest rate swap agreements(a)	$—	$—	$191,329	$(8,348)
Derivatives not designated as hedging instruments:
Interest rate cap agreements(b)			$—	$—
Total derivatives		$—		$(8,348)
December 31, 2012:
Derivatives designated as hedging instruments:
Interest rate swap agreements(a)	$—	$—	$336,125	$(20,933)
Derivatives not designated as hedging instruments:
Interest rate cap agreements(b)	$65,985	$54	$—	$—
Total derivatives		$54		$(20,933)

(a)	Converts floating interest rate debt into fixed rate debt.

(b)	Derivative assets are presented in Lease receivables and other assets on the Consolidated Balance Sheet.

During the years ended December 31, 2013, 2012 and 2011, we recorded the following in OCI related to derivative instruments:

	December 31,
Gain (loss)	2013	2012	2011
	(Dollars in thousands)
Effective portion of change in fair market value of derivatives(a):
Interest rate swap agreements(b)	$11,318	$9,290	$23,059
Foreign exchange swap agreements(c)	—	—	140,029
Amortization of balances of de-designated hedges and other adjustments	1,130	1,130	2,809
Foreign exchange component of cross currency swaps credited (charged) to income	—	—	(104,800)
Income tax effect	(4,394)	(3,588)	(21,384)
Net changes in cash flow hedges, net of taxes	$8,054	$6,832	$39,713

(a)	Includes $(0.3) million, $(6.1) million, and $7.0 million of combined CVA and MVA for the years ended December 31, 2013, 2012 and 2011.

(b)	Includes the following amounts for the following periods:

Years ended December 31, 2013, 2012 and 2011:  effective portion of the unrealized gain or (loss) on derivative position recorded in OCI of $(677), $(8,422), and $(2,166), respectively.

(c)	Includes the following amounts for the following period:

Year ended December 31, 2011:  (i) effective portion of the unrealized gain or (loss) on derivative position of $108,709; and (ii) amounts reclassified from AOCI primarily into interest expense when cash payments were made or received on qualifying cash flow hedges of $31,320. Also included in this amount is a loss on matured swaps of $(6,502).

We estimate that within the next twelve months, we will amortize into earnings approximately $(7.1) million of the pre-tax balance in AOCI under cash flow hedge accounting in connection with our program to convert debt from floating to fixed interest rates.

The following table presents the effect of derivatives recorded in the Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011:

	Amount of gain or (loss) recognized in income on derivatives (ineffective portion)(a)
	December 31,
	2013	2012	2011
	(Dollars in thousands)
Derivatives Designated as Cash Flow Hedges:
Interest rate swap agreements	$(53)	$(82)	$(111)
Foreign exchange swap agreements	—	—	1,008
Total	(53)	(82)	897
Derivatives Not Designated as a Hedge:
Interest rate cap agreements	61	558	(1,394)
Reconciliation to Consolidated Statements of Operations:
Income effect of maturing derivative contracts	—	—	(6,502)
Reclassification of amounts de-designated as hedges recorded in AOCI	(1,130)	(1,130)	(2,809)
Effect from derivatives, net of change in hedged items due to changes in foreign exchange rates	$(1,122)	$(654)	$(9,808)

(a)	All components of each derivative’s gain or loss were included in the assessment of effectiveness.

Note V—Fair value disclosures of financial instruments

The carrying amounts and fair values (as well as the level within the fair value hierarchy to which the valuation relates) of our financial instruments are as follows:

	Estimated fair value
	Level 1	Level 2		Level 3	Total	Carrying amount of asset (liability)
	(Dollars in thousands)
December 31, 2013
Cash and Cash Equivalents, including restricted cash	$188,263	$1,627,966	(a)	$—	$1,816,229	$1,816,229
Notes receivable	—	19,686		—	19,686	18,146
Debt financing (including subordinated debt and foreign currency adjustment)	—	(22,963,578)		—	(22,963,578)	(21,440,857)
Derivative assets	—	—		—	—	—
Derivative liabilities	—	(8,348	)(b)	—	(8,348)	(8,348)
Guarantees	—	—		(119,645)	(119,645)	(128,750)
December 31, 2012
Cash and Cash Equivalents, including restricted cash	$605,410	$3,117,565	(a)	$—	$3,722,975	$3,722,975
Notes receivable	—	23,175		—	23,175	23,181
Debt financing (including subordinated debt and foreign currency adjustment)	(18,822,645)	(7,160,408)		—	(25,983,053)	(24,342,787)
Derivative assets	—	54		—	54	54
Derivative liabilities	—	(20,933	)(b)	—	(20,933)	(20,933)
Guarantees	—	—		(51,947)	(51,947)	(49,268)

(a)	Includes restricted cash of $464.8 million (2013) and $695.4 million (2012).

(b)	The balance includes CVA and MVA adjustments of $.01 million and $0.3 million as of December 31, 2013 and 2012, respectively.

We used the following methods and assumptions in estimating our fair value disclosures for financial instruments:

Cash and Cash Equivalents:  The carrying value reported on the balance sheet for cash and cash equivalents and restricted cash approximates its fair value. We consider time deposits that are not readily available for immediate withdrawal as Level 2 valuations.

Notes Receivable:  The fair values for notes receivable are estimated using discounted cash flow analyses, using market quoted discount rates that approximate the credit risk of the issuing party.

Debt Financing:  The fair value of our debt financings, including the level within the fair value hierarchy, is determined at the end of each reporting period. We consider the frequency and volume of quoted prices of our debt in active markets, where available, in making our determination. The fair value of our long-term unsecured fixed-rate debt is estimated using a discounted cash flow analysis, based on our spread to U.S. Treasury bonds for similar debt. The fair value of our long-term unsecured floating rate debt is estimated using a discounted cash flow analysis based on credit default spreads. The fair value of our long-term secured debt is estimated using discounted cash flow analysis based on credit default spreads.

Derivatives:  Fair values were based on the use of a valuation model that utilizes among other things, current interest, foreign exchange and volatility rates, as applicable.

Guarantees:  Guarantees are included in Accrued interest and other payables on our Consolidated Balance Sheets. Fair value is determined by reference to the underlying aircraft fair value and guarantee amount. See Note R—Commitments and Contingencies—Asset Value Guarantees.

Note W—Subsequent events

Unsecured revolving credit agreement

In connection with our pending sale to AerCap, on January 28, 2014, we amended our $2.3 billion revolving credit facility. The amendment will only become effective upon the occurrence of certain conditions, including the consummation of the pending sale of us to AerCap. As part of the amendments to our revolving credit facility, AerCap and certain of its subsidiaries will be required to guarantee our obligations under the revolving credit facility and the cross-default provision will extend to defaults on certain indebtedness of AerCap or any of its subsidiaries that are guarantors at such time under the revolving credit agreement. The amendments to the revolving credit facility also add financial covenants and revise other financial and restrictive covenants. The new and revised financial covenants will be measured on a consolidated basis for AerCap and its subsidiaries.

Note X—Quarterly financial information (unaudited)

We have set forth below selected quarterly financial data for the years ended December 31, 2013 and 2012. The following quarterly financial information for each of the three months ended March 31, June 30, September 30, and December 31, 2013 and 2012 is unaudited.

	Quarter
	First	Second	Third	Fourth	Total
	(Dollars in thousands)
Year Ended December 31, 2013:
Total Revenues	$1,062,156	$1,101,507	$1,108,801	$1,144,921	$4,417,385
Pre-tax Income (Loss)(a)	64,793	45,673	(1,049,315)	142,365	(796,484)
Net Income (Loss)(a)	49,616	33,170	(682,078)	82,209	(517,083)
Year Ended December 31, 2012:
Total Revenues	$1,151,544	$1,134,318	$1,141,872	$1,076,506	$4,504,240
Pre-tax Income (Loss)(b)	152,213	93,908	27,556	97,414	371,091
Net Income (Loss)(b)	99,009	223,065	17,592	70,656	410,322

(a)
During 2013, we recorded impairment charges and fair value adjustments of $46.2 million related to 12 aircraft, $116.6 million related to 21 aircraft, $1,162.1 million related to 44 aircraft and $76.5 million related to 11 aircraft during the first, second, third and fourth quarters, respectively.

(b)
During 2012, we recorded impairment charges and fair value adjustments of $18.5 million related to four aircraft, $75.1 million related to eight aircraft, $97.1 million related to 20 aircraft and $1.7 million related to three aircraft during the first, second, third and fourth quarters, respectively.